
03026627



RL-03

POLO RALPH LAUREN

2003



AMERICAN STYLE, GLOBAL VISION AND WORLD-CLASS EXECUTION. For more than 35 years Ralph Lauren's vision and leadership have created an iconic brand that successfully translates a genuine American sensibility into luxury lifestyle products. In turn, Polo has become a brand with unmatched recognition in the marketplace, offering the best of menswear, womenswear, childrenswear and home design. Polo's design excellence works in concert with its disciplined business approach, and these two traits together have allowed the Company to set the standard for the industry.

The ever-expanding appeal of Polo Ralph Lauren gives the Company the opportunity to continue its long history of growth. To enhance and extend the brand, and fulfill even more of Ralph Lauren's vision, Polo has embarked on a number of well-defined, multi-year operating initiatives. Central to that strategy is continued development of the global infrastructure required to support our growth — both now and for the next 35 years. A strong, scalable infrastructure will further enable the important retail aspect of Polo's integrated business model, while positioning our international operations for the next phase of growth. The seasoned management team of Polo Ralph Lauren continues to demonstrate seamless execution, providing a strong foundation for the future.

Today — as since 1967 — Polo Ralph Lauren inspires the world to live life with style.




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RALPH LAUREN
Chairman of the Board
Chief Executive Officer

DEAR FELLOW SHAREHOLDERS

This year marks a significant milestone for our Company. With record financial results, we demonstrated our ability to rise to the challenges of an increasingly complex global economy while maintaining our high standards of luxury and timeless elegance. Our success has been the result of remaining true to our vision and providing our customers with the quality and luxury they've come to associate with Polo Ralph Lauren. The results also reflect the strength of our management team, and validate our flexible, integrated business model, which encompasses retail, wholesale and licensing.

Customers' reaction to and demand for our products have never been stronger. What is particularly rewarding — to me personally and to Polo Ralph Lauren as a company — is that demand for our luxury products continues to grow.

This year we experienced phenomenal success in our retail group, both domestically and internationally. The success of our luxury retail business has exceeded expectations, and provides us with additional opportunities to build on our growth. Particularly exciting is our ability to offer our customers an unparalleled shopping experience within Polo retail. Domestically, we have focused on improving the profitability of our retail concepts, and internationally we continued to open new stores in key markets, expanding the Polo Ralph Lauren experience.

The European business once again exceeded expectations and our sales are now approaching a half-billion dollars. Our confidence resulting from increased global recognition has led us to expand our international presence. In December, we opened a unique store in Brompton Cross, London. In January, we announced plans to open a flagship store on Via Montenapoleone in Milan and look forward to welcoming customers next fall. And, we acquired stores in Belgium and Argentina. In response to heightened demand, we completed the acquisition of a 50% interest in our Japanese business in February of this year. Looking forward, we see great promise in our growth potential in this key region of the world.

Our ability to build profitably on the global demand for Polo Ralph Lauren extends from the concerted effort we have put into building a world-class global infrastructure. This year we continued our multi-year effort on this front, further enabling us to build on our global potential. Among many accomplishments this year, one that was very important to our European business was the consolidation of headquarter functions to Geneva.

I believe that our success — through history and especially this year — speaks to the strength of Polo Ralph Lauren's management. Our ability to fulfill my vision for this Company and assure its success is possible in no small measure because of the wealth of creative talent and experience we attract and cultivate. Polo Ralph Lauren has never been a stronger team.

Success comes with responsibilities as well as with deeply rewarding opportunities. As a global employer, we benefit from the diversity of our workforce, and take care to respect and embrace that asset. Likewise, as a company we have a responsibility to the communities where we live, work and conduct business. I am particularly pleased to announce that the Ralph Lauren Center for Cancer Care and Prevention opened its doors to patients last month. The Center combines the resources of Memorial Sloan-Kettering, the nation's leading cancer center, with North General Hospital, an important part of the Harlem community. We believe that the Center will serve as a model for communities around the country whose medical needs may be underserved. This effort to provide cancer care to communities in need is aided by the Pink Pony Campaign, which we launched two years ago and which raises funds to support programs to reduce disparities in cancer care in medically underserved communities.

I want to express my appreciation to our Board of Directors. Throughout our history, we have met or exceeded guidelines for financial compliance, and because of the Board's diligent governance, our policies and practices have already met the standards being called for today.

Finally, I also want to express my thanks and ongoing gratitude to Polo Ralph Lauren's nearly 11,000 employees worldwide for their dedication and their contribution to our business success.

With great optimism, I look forward to fulfilling more of the vision and potential of Polo Ralph Lauren in the years ahead.



RALPH LAUREN
Chairman of the Board
Chief Executive Officer



PROVIDING AN EXCITING RETAIL ENVIRONMENT ENSURES OUR CUSTOMERS THE UNIQUE EXPERIENCE THEY EXPECT FROM POLO RALPH LAUREN.

POLO RALPH LAUREN

RETAIL FOCUS



Polo Ralph Lauren offers luxury and lifestyle in unique retail environments. Even in an extremely challenging economic environment, customers continue to be drawn to the Polo lifestyle, resulting in a retail performance that exceeded expectations for the year.

During the year, we made continued improvements in operations across our portfolio of retail concepts, while selectively opening new stores and acquiring licensed stores in key markets. We opened five stores in Europe this year, including London, Paris and Glasgow. In addition, we purchased three previously licensed stores in Munich, Frankfurt and Hamburg. The new stores not only convey the Ralph Lauren spirit, but also complement each individual city. Perhaps the most unique store opened this year was London's Brompton Cross. The 6,000-square-foot store was inspired by our East Hampton store and houses the first Ralph Lauren Home Collection in Europe.

We supported our focus on retail by continuing to strengthen our management team. We organized ourselves to support a global retail initiative, beginning with a newly appointed position overseeing all retail concepts, domestic and international, and recently hiring a 20-year retail veteran to manage our domestic Polo Ralph Lauren stores. In the past two years we have added considerably to our retail management team, including a new president of our outlet division, a new president for Club Monaco and a recently appointed head of global retail brand development to ensure the consistent merchandising and visual presence of our stores worldwide. Together, these individuals bring over 100 years of experience and knowledge to our talented retail team.

We maintain our track record of creating highly differentiated retail environments that excite and engage customers. A major success in the women's business has been the introduction of Blue Label, a heritage-inspired collection with a weekend influence. The new line has exceeded expectations, domestically and internationally, and has excellent potential for long-term growth. Women's Collection, which was named one of the top 10 international collections, also performed well. In the men's business, the return of traditional business attire in the workplace gave rise to a renewed interest in our Purple Label suits and tailored clothing.

We are committed to improving the long-term profitability of our global retail operations. As an outgrowth of our strengthened infrastructure, we have successfully focused on increasing the flow of fresh merchandise to our stores. Even in this soft economic environment, the results have been remarkable. Customers are drawn to the steady stream of new offerings and show less price resistance. We posted strong comp sales, domestically and internationally, resulting in a significant increase in our retail operating profitability this year.

With clear strategic focus, Club Monaco is achieving solid sales growth. The transition of Club Monaco's headquarters from Toronto to New York City is now complete, with our design and merchandising groups all in one city. We have optimized the footprint and format of Club Monaco stores, and expanded into prime U.S. locations such as Dallas and Houston.

Our retail focus is extended by Polo.com. The same world you walk into at our flagship store on Madison Avenue is available to all customers online. Polo.com serves as a virtual retail environment for entertainment and marketing. Additionally, Runway.polo.com has proven to be a phenomenal marketing vehicle for the Ralph Lauren Collection. This year Polo.com plans to launch international marketing sites, available in local languages, enabling us to market our lifestyle brand to customers around the world and to provide them with store locator information.

Whether in-store or online, Polo Ralph Lauren is committed to making each retail environment a unique customer experience and, in doing so, realizing profitable results for the Company.

INTERNATIONAL GROWTH



We continue to expand our international presence by buying back strategic licenses, opening new stores and building an infrastructure to support future growth.

Since taking direct ownership of our European business only three years ago, we have seen double-digit compounded annual growth, supported by an infrastructure designed to operate a much smaller business. This year over $450 million in revenue was derived from our European operations, more than doubling the size of the business since we acquired it. Our continued success reinforces our belief that Europe has the potential to generate $1 billion in revenue over the next several years, albeit with an efficient and streamlined infrastructure necessary to support this level of growth.

In early Fiscal 2003, we undertook a strategic review of our European business, aimed at formulating a plan to centralize and more efficiently consolidate our growing business operations in Europe. The review provides three main areas of focus. The first is the consolidation of five international headquarters in three countries into one central European headquarters in Geneva, Switzerland. The second part of the plan is the consolidation of European logistics and distribution, including 10 warehouses in five European cities, into a central distribution center in Parma, Italy. A state-of-the-art distribution center, the Parma facility has an efficient, central location and will support Polo Ralph Lauren's long-term growth expectations. The third area of focus is our information systems. As we migrate to a standardized global system for all of our operations, all of our European warehouse management systems, planning and ordering systems, sourcing systems and financial systems will be seamlessly integrated.

The acquisition of 50% of our Japanese master license — and an 18% equity interest in the men's, women's and jeans sublicense group — is a significant step in our global growth strategy. Japan is one of our largest markets representing more than $1 billion of retail sales last year. This enhanced position allows us to directly influence the growth of our brand in Japan. The Japanese 150-door renovation program, which began three years ago, is nearly complete. In the 125 doors that have been renovated, sales have grown significantly.

We continue to see strong results across the Pacific Rim. In the last year, sales in Korea increased by double digits reflecting a more aggressive positioning of our women's business and increased sales in newly renovated stores. Also this year, Australia posted a strong sales performance.

In developing the global potential of Polo Ralph Lauren, we are using our infrastructure improvements and flexible business model to help maintain strong growth rates.

POLO RALPH LAUREN CONTINUES TO SET THE STANDARD FOR CREATIVE EXCELLENCE AND WORLD-CLASS OPERATIONS, ALLOWING US TO PURSUE OUR GLOBAL VISION.

POLO RALPH LAUREN IS SUPPORTING ITS GROWTH OPPORTUNITIES WITH THE DEVELOPMENT OF A GLOBAL OPERATING PLATFORM.

OPERATING INITIATIVES



In spring 2000, we announced plans to undertake a company-wide operational review, and in the fall of that year, we detailed all components of that effort. Since then, we have made tremendous progress on the resulting multi-year operating initiatives. As a result, Polo Ralph Lauren is building a strong and flexible infrastructure that is capable of supporting our brand long-term and allowing us to capitalize on global growth opportunities.

We recognized that a strong operating management team is the key element of our world-class infrastructure. This year we continued to add breadth and depth to our existing team of talented and experienced senior management. In elevating the quality and efficiency of our operations, we have not only attracted great leaders but have also given them the ability to build strong teams that will ensure our success for years to come.

We are halfway through our efforts in building the logistics capabilities needed to support our infrastructure as we continue to take advantage of global growth opportunities. We are collaborating with our internal and external supply chain partners and are leveraging systems and resources around the globe to improve overall operating efficiencies. Better forecasting and distribution have already resulted in a significant reduction in domestic inventory levels and considerable improvement in inventory turns, while greatly reducing our cash-to-cash cycle and reducing airfreight costs by 42%. Efficiencies in our Greensboro distribution center have reduced our processing cost per unit by 27%. We have successfully completed Phase I of our cross-docking initiative with 1.7 million units cross-docked this year. At every phase — from planning to sourcing to inventory to distribution — we are becoming a model global business.

We are planning for a global, standard information system that will span all of our businesses and geographies. A uniform system provides us with more efficient capabilities to manage our inventory, sales and forecasting, regardless of the time zone. Currently in retail, we are incorporating all customer transactions and sales histories into one global system so that our customers' shopping experience will be entirely seamless, whether they're shopping in London or Los Angeles. Our goal is to reap all of the benefits of having faster access to better information.

The increased discipline and efficiency that our operating initiatives have given our wholesale, retail and logistics organizations have resulted in significantly improved cash flow and greater financial flexibility. We have applied these same disciplines to the management of our balance sheet. We have reduced our net debt by 92% in the past year. The accumulation of a strong cash position of $344 million is designed to support our growth plan and take advantage of opportunities that may occur in this environment. This year we used $67 million of available cash to fund a series of transactions resulting in an increase in the direct management of our businesses in Japan.

Our commitment to carrying out our operating initiatives, even in these difficult times, is vital to the future of our Company. By transforming Polo Ralph Lauren into an efficient, flexible global enterprise, we are building a platform to support continued global growth.

FUTURE OPPORTUNITIES



Looking forward, our sight is on expanding the Polo Ralph Lauren brand into new markets, countries and shopping environments. This requires staying true to our luxury lifestyle sensibilities and executing our global vision. Our flexible business model gives us latitude to develop product areas and distribution channels that will make us even more integral to our customers' lifestyles.

Polo Ralph Lauren will continue to employ our proven strategy of extending the brand into new products and new markets by partnering with licensees. Through many partnerships — domestically and internationally — we capitalize on combined strengths to create and build new, valuable businesses. We are selective when entering into these product and geographic license agreements in order to ensure the quality and consistency of Polo Ralph Lauren.

Strategically extending our home business into two tiers has allowed us to further expand the product line more appropriately and profitably. A year ago we introduced the licensed Lauren bedding and bath line with great success, and we are extending that brand into other home products — first with furniture with our existing licensing agreement with Henredon Furniture. In March, we also announced a licensing partnership with Mikasa to manufacture and distribute the Lauren Tabletop Collection in North America beginning in 2004.

We look to acquire direct ownership of those businesses where our expertise and competencies provide the highest value, while continuing to seek new licensing partnerships where appropriate. Strategic acquisitions of both product and geographic licensees will continue to be an important part of our growth. We have demonstrated the ability to improve acquired-license businesses and operate them in a manner consistent with our brand — using our management strength and global infrastructure. Since taking direct ownership of our operations in Europe, we doubled the size of this business in just three years. Our increased interest in our Japanese master license and men's, women's and jeans sublicense groups have increased our direct management of our growth in Japan, while allowing us to learn the complexities of this market. We look forward to getting more involved in this business and our business in Asia overall.

The world of Ralph Lauren — made up of lifestyle products informed by an original, authentic American sensibility — will continue to grow, fueled by global demand. Polo Ralph Lauren will remain a leader in product design, merchandising and marketing. With our strong management, global infrastructure and balance sheet, we have the ability to reach our long-term goals.

THE ONGOING GROWTH OF THE POLO RALPH LAUREN BRAND IS SHAPING NEW MARKETS AND PRODUCTS FOR YEARS TO COME.























1780



















WORLDWIDE WHOLESALE NET SALES

FISCAL 2003 WORLDWIDE WHOLESALE NET SALES OF POLO RALPH LAUREN PRODUCTS[1]


24.9%
2
3
8.5%
1
42.2%
4
8.4%
5
6
8.1%
7.9%

1	MEN'S	$ 1,994,675
2	WOMEN'S	1,175,321
3	FRAGRANCES	403,603
4	ACCESSORIES	399,227
5	CHILDREN'S	383,038
6	HOME	373,863
	total	$ 4,729,727

FISCAL 2003 WORLDWIDE WHOLESALE NET SALES BY GEOGRAPHIC LOCATION[1]


12.2%
2
11.5%
3
4
4.0%
5
2.0%
6
1.3%
1
69.0%

1	UNITED STATES	$ 3,265,315
2	EUROPE	576,598
3	JAPAN	545,652
4	PACIFIC RIM/KOREA	187,696
5	CANADA	93,601
6	OTHER (Australia, South America, etc.)	60,865
	total	$ 4,729,727

(1) Represents the total wholesale net sales of Polo Ralph Lauren products generated by our wholesale operations and our licensing partners. Wholesale net sales for Ralph Lauren products sold by our licensing partners have been derived from information obtained from our licensing partners. Includes our wholesale sales of $1.2 billion and additional amounts representing transfers of products to our wholly-owned, full-price retail stores at wholesale prices and to our wholly-owned outlet stores at cost.

OPERATIONAL REVIEW

This year we made significant progress on our global long-term strategies and our multi-year operating initiatives, while at the same time delivering another record year of results with strong earnings growth, solid margin expansion and improvement in our overall financial flexibility. Though Fiscal 2003 was a very challenging year, we demonstrated that our brand, driven by Ralph Lauren's leadership and vision, can successfully cross geographic borders and product categories. We have always been driven by product design excellence and marketing, and we continue to invest in our brand, invest in our advertising and invest in our business infrastructure.

In Fiscal 2003, we made meaningful improvements in our retail business with a strong leadership team driving this progress. In a weak environment we saw phenomenal customer response to our luxury designs that drove a sales performance which exceeded our expectations, with positive comp store sales for the year. We also met our anticipated goal for a strong improvement in retail division operating margins. This improvement was driven by a dramatic curtailment of promotional activity in our stores, as well as better planning and forecasting, which enabled us to flow fresh product that kept the customer excited. The implementation of our cross-docking initiative also contributed to our margin improvements, and we ended the year surpassing our Phase I goal in cross-docked units. We are targeting 33% of our total volume to be cross-docked in Fiscal 2004.

As we continue to refine our strategies and realize improvements in our retail business, we see significant growth potential for this segment. We have developed a strong real estate and store strategy from which we will roll out approximately 50 to 60 new Polo Ralph Lauren stores over the next five years. At the end of Fiscal 2003, we operated 255 stores. During the year, we opened 25 stores and closed six.

In our domestic wholesale group, we entered Fiscal 2003 expecting that business would remain challenging as a result of the highly promotional reality and the difficult menswear environment in department stores. We began the year with an appropriate and conservative plan that focused on realistic sell-in levels. We also implemented targeted initiatives that would give us better control over the brand and protect the long-term strength of the brand. We focused on reducing sales to off-price stores and ended the year with a significant reduction in goods delivered to those channels. While we do not see a near-term catalyst for the menswear business, particularly in department stores, we have seen a distinct and notable shift by our male customer from casual sportswear to dress attire, which bodes well for our own retail stores. We will continue to work hard with department stores to ensure that Polo Ralph Lauren is properly merchandised and visually positioned in each of our locations.

We are very pleased with the performance of our licensing business this year. Our product, international, and home groups all exceeded our expectations. In April, we opened a 14,000-square-foot showroom in the D&D Building in New York City for interior designers, and the traffic to date has been terrific. We also continue to build our home business internationally. In December, we opened the first home floor in our Ralph Lauren store in the

Brompton Cross area of London. In September, we will convert the lower level of the New Bond Street store to a home collection, and when we open our Milan store next fall, a full floor will be dedicated to our Ralph Lauren Home Collection.

While we successfully managed a variety of major initiatives domestically, we devoted considerable effort and appropriate capital spending toward developing a scalable infrastructure necessary to drive our next phase of international growth.

In Europe, we made significant progress in our consolidation plan over the past year. We centralized our headquarters into one location in Geneva, which opened mid-June 2003. We also completed the consolidation of our European logistics and distribution into our facility in Parma, Italy, and began shipping and billing in June. As we continue to work toward a standardized global system for all of our operations, we completed the upgrades of several retail and merchandising systems and have installed a global financial system and a new global sourcing system.

As we accomplished all of these initiatives in retail, wholesale, licensing and Europe, we continued to improve our financial flexibility and generate significant cash flows. Over the past year, we reduced our net debt by 92% and funded the $67 million Japanese acquisition. Our continued ability to generate cash encouraged our Board of Directors to authorize a regular cash dividend program.

Although there continues to be a great deal of uncertainty in the market, we continue to generate strong cash flow, which can be used to build new stores, invest in our brand, fund the regular dividend and capitalize on strategic opportunities. We will continue to keep a steady hand on the controls of our business and look forward to delivering another strong year of results for our shareholders.

YEAR TWO THOUSAND THREE

FINANCIAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is a summary and should be read together with our Consolidated Financial Statements and related notes thereto which are included in this Annual Report. We use a 52-53 week fiscal year ending on the Saturday nearest March 31. All references to "2003," "2002" and "2001" represent the 52-week fiscal years ended March 29, 2003, March 30, 2002 and March 31, 2001, respectively.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained within Management's Discussion and Analysis of Financial Condition and Results of Operations constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, forward-looking statements may include words such as "expect," "anticipate," "believe," "may," "should," "could" or "estimate." These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this Annual Report, and are further described in the Company's Securities and Exchange Commission reports.

GENERAL

We operate in three integrated business operation segments: wholesale, retail and licensing. The following table sets forth net revenues for each business segment for the last three fiscal years. Fiscal 2002 reflects the change in the fiscal year end of certain of our European subsidiaries as reported in our Consolidated Financial Statements. See "Consolidation of European Entities — Change in Reporting Period."

FISCAL YEAR ENDED: (Dollars in thousands)	2003	2002	2001
WHOLESALE SALES	$ 1,187,363	$ 1,198,060	$ 1,053,842
RETAIL SALES	1,001,958	924,273	928,577
NET SALES	2,189,321	2,122,333	1,982,419
LICENSING REVENUE	250,019	241,374	243,355
NET REVENUES	$ 2,439,340	$ 2,363,707	$ 2,225,774

Wholesale consists of women's and men's apparel designed and marketed worldwide, which are divided primarily into two groups: Polo Brands and Collection Brands. In both of the wholesale groups, we offer discrete brand offerings, each directed by teams comprising design, merchandising, sales and production staff who work together to conceive, develop and merchandise product groupings organized to convey a variety of design concepts. This segment includes the core business Polo Ralph Lauren, Blue Label, Polo Golf, RLX Polo Sport, Women's Ralph Lauren Collection and Black Label, and Men's Ralph Lauren and Purple Label Collection.

Retail consists of our worldwide Polo Ralph Lauren retail operations that sell the product through full-price and outlet stores and Club Monaco full-price and outlet stores.

Our licensing business consists of product, international and home licensing alliances which each pay us royalties based upon its sales of our product subject to a payment of minimum royalty. Product, international and Ralph Lauren Home licensing alliances accounted for 53.5%, 23.7% and 22.8%, respectively, of total licensing revenue in fiscal 2003 and 51.9%, 25.9% and 22.2%, respectively, of total licensing revenue in fiscal 2002. We work closely with our licensing partners to ensure that products are developed, marketed and distributed consistent with the distinctive perspective and lifestyle associated with our brand.

As a result of the failure of Jones Apparel Group, including its subsidiaries (Jones), to meet the minimum sales volumes for the year ended December 31, 2002, under the license agreements for the sale of products under the "Ralph" trademark between us and Jones dated May 11, 1998, these license agreements will terminate as of December 31, 2003. We have advised Jones that the termination of these licenses will automatically result in the termination of the licenses between us and Jones with respect to the "Lauren" trademark pursuant to the Cross Default and Term Extension Agreement, between us and Jones dated May 11, 1998. The Lauren license agreements would otherwise expire on December 31, 2006.

On June 3, 2003, Jones filed a lawsuit against us in the Supreme Court of the State of New York alleging among other things, that we breached our agreements with Jones with respect to the "Lauren" trademark by asserting our rights pursuant to the Cross Default and Term Extension Agreement and that we induced Ms. Jackwyn Nemerov, the former President of Jones, to breach the non-compete and confidentiality clauses in Ms. Nemerov's employment agreeement with Jones. Jones has indicated that it will treat the Lauren license agreements as terminated as of December 31, 2003. Jones is seeking compensatory damages of $550.0 million as well as punitive damages and to enforce the provisions of Ms. Nemerov's agreement. If Jones' lawsuit were to be determined adversely to us, it could have a material adverse effect on our results of operations and financial condition; however, we believe that the lawsuit is without merit and that we will prevail. Also on June 3, 2003, we filed a lawsuit against Jones in the Supreme Court of the State of New York seeking among other things an injunction and a declaratory judgment that the Lauren license agreements terminate as of December 31, 2003 pursuant to the terms of the Cross Default and Term Extension Agreement. Jones has reported that net sales of Lauren and Ralph products for the year ended December 31, 2002 were $548.0 million and $37.0 million, respectively.

The royalties that we received pursuant to the "Lauren" license agreements and "Ralph" license agreements represented revenues in fiscal 2003 of approximately $37.4 million and $5.3 million, respectively. We will no longer receive these royalties after the third quarter of fiscal 2004, as a result of the termination of the Lauren and Ralph license agreements on December 31, 2003. The Company is preparing to begin production and marketing of the Lauren and Ralph lines, with shipments beginning in January 2004. We expect that the income from our sales of Lauren and Ralph products will replace the royalty revenue previously attributable to the Lauren and Ralph license agreements.

RECENT ACQUISITIONS

In February 2003, we acquired a 50% interest in the Japanese master license for the Polo Ralph Lauren men's, women's and jeans business in Japan. The total purchase price of the interest in the Japanese master license was 2.8 billion Yen, or approximately $24.1 million, based on the average exchange rate in effect on that date. In addition, we acquired an 18% equity interest in the company which holds the sublicenses for the Polo Ralph Lauren men's, women's and jeans business in Japan for a purchase price of 5.6 billion Yen, or approximately $47.6 million based on the average exchange rate in effect on that date. In May 2003, we acquired an additional 2% equity interest in this company. Unaudited pro forma information related to these acquisitions is not included, as the impact of this transaction is not material to our consolidated results. Please refer to "Note 3 to Consolidated Financial Statements" for a discussion of these acquisitions.

We have also acquired six retail locations and related assets in Germany and Argentina from certain of our licensees during the third quarter of fiscal 2003. In October 2001, we acquired PRL Fashions of Europe S.R.L., which holds licenses to sell our women's Ralph Lauren apparel in Europe, as well as our men's and boys' Polo Ralph Lauren and our Polo Jeans apparel in Italy, and we acquired the Ralph Lauren store in Brussels from one of our licensees.

RESTRUCTURINGS

Fiscal 2003 Restructuring and Special Charges During the third quarter of fiscal 2003, we completed a strategic review of our European businesses and formalized our plans to centralize and more efficiently consolidate our business operations. The major initiatives of the plan included the following: consolidation of our headquarters from five cities in three countries to one location, the consolidation of our European logistics operations to Italy and the migration of all European information systems to a standard global system. We have completed the consultation process for consolidation of the headquarters and anticipate completion of the consolidation and migration during fiscal 2004. In connection with the implementation of this plan, the Company has recorded a $14.4 million restructuring charge, of which $3.8 million has been paid through March 29, 2003.

Fiscal 2001 Operational Plan and Fiscal 1999 Restructuring Plan During fiscal 2001 and 1999 we implemented two plans: the 2001 Operational Plan and the 1999 Restructuring Plan. As of March 29, 2003, we settled all remaining liabilities related to the 1999 Restructuring Plan. In May 2003, we settled $4.6 million of the remaining $5.2 million liabilities related to the 2001 Operational Plan and expect to settle the remaining $0.6 million in fiscal 2004.

RESULTS OF OPERATIONS

The table below sets forth the percentage relationship to net revenues of certain items in our consolidated statements of income for our last three fiscal years:

FISCAL YEAR ENDED:	2003	2002	2001
NET SALES	89.8%	89.8%	89.1%
LICENSING REVENUE	10.2	10.2	10.9
NET REVENUES	100.0	100.0	100.0
GROSS PROFIT	49.5	48.5	47.8
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	37.1	35.4	36.9
RESTRUCTURING CHARGE	0.6	0.7	5.6
INCOME FROM OPERATIONS	11.8	12.4	5.3
FOREIGN CURRENCY LOSSES (GAINS)	–	(0.1)	(0.2)
INTEREST EXPENSE	0.6	0.8	1.1
INCOME BEFORE PROVISION FOR INCOME TAXES	11.2	11.7	4.4
PROVISION FOR INCOME TAXES	4.1	4.4	1.7
NET INCOME	7.1%	7.3%	2.7%

CONSOLIDATION OF EUROPEAN ENTITIES-CHANGE IN REPORTING PERIOD

Effective December 30, 2001, for reporting purposes the Company changed the fiscal year ends of its European subsidiaries as reported in the consolidated financial statements to the Saturday closest to March 31 to conform with the fiscal year end of the Company. Previously, certain of the European subsidiaries were consolidated and reported on a three-month lag with a fiscal year ending December 31. Accordingly, the net activity shown below for the three-month period ended December 29, 2001, for those European subsidiaries is reported as an adjustment to retained earnings in the fourth quarter of fiscal 2002 in the accompanying financial statements:

THREE MONTHS ENDED: (Dollars in millions)	DECEMBER 29, 2001
NET SALES	$ 49.5
GROSS PROFIT	25.5
LOSS BEFORE BENEFIT FROM INCOME TAXES	(0.7)
BENEFIT FROM INCOME TAXES	0.3
NET LOSS	$ (0.4)

Net income for the year ended March 30, 2002, for the consolidated Company as if the European subsidiaries remained on a three-month lag would have been $159.7 million.

FISCAL 2003 COMPARED TO FISCAL 2002

Net Sales Net sales for fiscal 2003 were $2.189 billion, an increase of $67.0 million, or 3.2%, over net sales for fiscal 2002. Had certain of the European subsidiaries been reported on a consistent fiscal year basis for the year ended March 30, 2002, net sales would have been $2.094 billion resulting in a current fiscal year increase of 4.6%.

Wholesale net sales decreased $11.0 million, or 0.9%, to $1.187 billion for fiscal 2003 from $1.198 billion in fiscal 2002. Had certain of the European subsidiaries been reported on a consistent fiscal year basis for the year ended March 30, 2002, wholesale net sales would have been $1.164 billion and the increase would have been 2.0%. Increases in the European wholesale business of $105.3 million, which resulted primarily from continued European expansion and the inclusion of PRL Fashions' operations for the full year, as well as the favorable impact of Euro currency fluctuation, were offset by a strategic streamlining of the amount of product sold to the department stores and the elimination of the women's Ralph Lauren Sport and the Lauren for Men lines which contributed a decrease of $70.2 million.

Retail net sales increased $77.7 million, or 8.4%, to $1.002 billion for fiscal 2003 from $924.3 million in fiscal 2002. Had certain of the European subsidiaries been reported on a consistent fiscal year basis for the year ended March 30, 2002, retail net sales would have been $929.4 million, resulting in a $72.5 million increase. This increase was primarily driven by the $49.4 million, or 8.4%, increase in comparable outlet store sales, which was offset by $7.1 million, or 2.3%, decrease in our total full-price stores (comparable store sales information includes both Polo Ralph Lauren stores and Club Monaco stores). The increase also reflected the favorable impact of Euro currency fluctuation.

Also impacting this increase is worldwide store expansion. During the year ended March 29, 2003, the Company opened 19 stores, net of closings, ending the period with 255 stores as compared to 236 stores in the prior year, which accounted for approximately $30 million of our increase in net sales. Included in these openings were 11 Polo Ralph Lauren stores, seven Club Monaco stores (including two Club Monaco Caban Home stores), and seven outlet stores (including one full line outlet store, one Polo Jeans outlet store and five European outlet stores). Offsetting these openings were the closings of three outlet stores (including two full line outlet stores and one Polo Jeans outlet store), two Club Monaco stores and one Club Monaco outlet store.

Licensing Revenue Licensing revenue increased approximately $8.6 million, or 3.6%, to $250.0 million in fiscal 2003. Had certain of the European subsidiaries been reported on a consistent fiscal year basis for the year ended March 30, 2002, licensing revenue would have been $237.4 million, resulting in a 5.3%, or $12.6 million, increase primarily driven by increased revenues from our international and product licensing partners of approximately $4.2 million and $8.5 million, respectively.

Gross Profit Gross profit dollars increased $60.8 million, or 5.3%, in fiscal 2003 over fiscal 2002. Gross profits as a percent of net sales increased to 49.5% in 2003 from 48.5% in 2002. Had certain of the European subsidiaries been reported on a consistent fiscal year basis for the year ended March 30, 2002, gross profit percentage would have been 48.2%. The increase in gross profit rate reflected improved product performance and merchandise margins in the domestic retail businesses, offset by a less than 100 basis point reduction in wholesale.

Selling, General and Administrative Expenses Selling, general and administrative expenses (SG&A) increased $67.2 million, or 8.0%, to $904.7 million in fiscal 2003 from $837.6 million, as compared to fiscal 2002. These expenses as a percent of net sales increased to 37.1% in 2003 from 35.4% in 2002. Had certain of the European subsidiaries been reported on a consistent fiscal year basis for the year ended March 30, 2002, SG&A expenses would have been $845.0 million, or 36.3% of net revenues. The increase in fiscal 2003 was primarily higher selling salaries and related costs in connection with the incremental increase in retail sales and worldwide store expansion, the expansion of the European wholesale business, the inclusion of PRL Fashions' operations, which was acquired in October 2002, as well as the impact of a stronger Eurodollar currency fluctuation. These increases were offset by the elimination of goodwill amortization of $9.1 million as a result of the implementation of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," and the recording of a gain of approximately $5.0 million related to an assignment of the sub-lease for one store location.

Restructuring Charge During fiscal 2003, we completed a strategic review of our European businesses and formalized our plans to centralize and more efficiently consolidate our operations. The major initiatives of our plan included the following: consolidation of our headquarters from five cities in three countries to one location; the consolidation of our European logistics operations to Italy; and the migration of all European information systems to a standard global system. We have completed the consultation process for consolidation of the headquarters and anticipate completion of the consolidation and migration during fiscal 2004. In connection with the implementation of this plan, the Company has recorded a $14.4 million restructuring charge, of which $3.8 million has been paid through March 29, 2003.

During fiscal 2002, the Company recorded a $16.0 million restructuring charge for lease termination costs associated with the closure of our retail stores due to market factors that were less favorable than originally estimated during the second quarter of fiscal 2001.

Foreign Currency Losses (Gains) The effect of foreign currency decreased to a loss of $0.5 million in fiscal 2003, compared to a $1.8 million gain in fiscal 2002. In fiscal 2003, these losses primarily related to approximately $3.2 million of transaction losses on the unhedged portion of our Euro debt in the first quarter of the fiscal year, which resulted from increases in the Eurodollar rate until we entered into the cross currency swap in June 2002. These losses were partially offset by $2.4 million of gains realized on the Japanese forward contracts, which we further describe in the "Liquidity and Capital Resources" section. However, in fiscal 2002, these gains were derived from transaction gains on the unhedged portion of our Euro debt, which resulted from decreases in the Eurodollar rate.

Interest Expense, Net Interest expense decreased to $13.5 million in fiscal 2003 from $19.0 million in fiscal 2002. This decrease was primarily due to decreased short-term borrowings and long-term Euro debt borrowings of $12.0 million and $7.7 million, respectively, during the fiscal year ended March 29, 2003. The remaining decrease of approximately $2.9 million resulted from reduced interest rates as a result of the cross currency swap, which was entered into in connection with our Euro debt in

June 2002 and is further described in the "Liquidity and Capital Resources" section. These decreases were partially offset by higher Eurodollar exchange rates, which effect the Euro denominated interest payments on the portion of the Euro debt not covered by the cross currency swap.

Provision for Income Taxes Our tax provision for 2003 was $100.2 million as compared to $103.5 million in 2002, a 36.5% and 37.5% effective tax rate, respectively. This decline is the result of the implementation of tax strategies.

Net Income Net income increased in 2003 to $174.2 million from $172.5 million in 2002, or 7.1% and 7.3% of net revenues, respectively. Diluted earnings per common share was $1.76 and $1.75 for fiscal 2003 and fiscal 2002, respectively.

FISCAL 2002 COMPARED TO FISCAL 2001

Net Sales Net sales increased 7.1% to $2.1 billion in fiscal 2002 from $2.0 billion in fiscal 2001. Wholesale net sales increased 13.7% to $1.2 billion in fiscal 2002 from $1.1 billion in fiscal 2001. Wholesale growth primarily reflects the benefit from the inclusion of two strong quarters for the periods January through March 2002 and 2001 for certain of the European entities. See "Consolidation of European Entities — Change in Reporting Period." The impact of consolidating the European subsidiaries on a March 30 fiscal year resulted in an increase in wholesale revenues of approximately $80.0 million, or 7.1%.

Retail sales decreased by less than 1.0 % to $924.3 million in fiscal 2002 from $928.6 million in fiscal 2001. Our Polo Ralph Lauren full-price stores decreased $14.3 million and our Club Monaco stores decreased $8.4 million due to the effects of a promotionally driven and highly competitive retail store environment and the current economic conditions exacerbated by the events of September 11th. Also contributing to the decrease was the closing, in connection with our 2001 Operational Plan, of our Polo Jeans Co. full-price retail stores during fiscal 2001, which had sales of $18.0 million during fiscal 2001. These decreases were offset by significant increases in our outlet business of approximately $29.8 million. In fiscal 2002, the impact of consolidating the European subsidiaries on a March 30 fiscal year resulted in a decrease in retail revenues of approximately $3.0 million, less than 1.0%. See "Consolidation of European Entities — Change in Reporting Period."

Comparable store sales, which represent net sales of stores open in both reporting periods for the full portion of such periods, decreased 3.0%. The comparable store declines were due to the effects of a promotionally driven and highly competitive retail environment. At March 30, 2002, we operated 236 stores: 6 Ralph Lauren stores, 33 Polo Ralph Lauren stores, 55 Club Monaco full-price stores, 94 Polo outlet stores, 22 Polo Jeans Co. outlet stores, 16 European outlet stores and 10 Club Monaco outlet stores.

Licensing Revenue Licensing revenue decreased approximately $2.0 million, representing less than a 1.0% decrease, to $241.4 million in fiscal 2002 from $243.4 million in fiscal 2001. Increases from one licensee within our home collection business and from our international licensed business, particularly in Asia, were offset by decreased royalty revenue from a significant product licensee and decreased royalties from our Italian licensee, the business and certain assets of which we acquired in October 2001. In fiscal 2002, the impact of consolidating the European subsidiaries on a March 30 fiscal year increased licensing revenues by approximately $0.4 million, less than 1%. See "Consolidation of European Entities — Change in Reporting Period."

Gross Profit Gross profit as a percentage of net revenues increased to 48.5% in fiscal 2002 from 47.8% in fiscal 2001. This increase was mainly attributable to wholesale gross margins in that $41.5 million of inventory writedowns were recorded in fiscal 2001 in connection with the implementation of our operational review and our decision to accelerate the disposition of aged inventory. In addition, retail gross margins decreased 1.4% due to the effects of a promotionally driven and highly competitive retail store environment, resulting in higher markdowns taken. In fiscal 2002, the impact of consolidating the European subsidiaries on a March 30 fiscal year increased gross profit by approximately $41.0 million, representing less than 4% of total gross profit and less than 0.2 gross percentage points. See "Consolidation of European Entities — Change in Reporting Period."

Selling, General and Administrative Expenses SG&A expenses as a percentage of net revenues decreased to 35.4% in fiscal 2002 from 36.9% in fiscal 2001. This decrease in SG&A expenses as a percentage of net revenues was primarily due to a charge of $18.1 million recorded in the second quarter of fiscal 2001 relating to nonrecurring charges associated with targeted opportunities for improvement, including the termination of operating contracts, streamlining of certain corporate and operating functions, and employee-related matters. In addition, the Company has recorded $2.9 million of gain on the sale of our 50% joint venture interest in a 44,000-square-foot building located in the SoHo district of New York City. In fiscal 2002, the impact of consolidating the European subsidiaries on a March 30 fiscal year increased SG&A expenses by approximately $20.0 million, less than 3%. See "Consolidation of European Entities — Change in Reporting Period."

Restructuring Charge During fiscal 2002, the Company recorded a $16.0 million restructuring charge for lease termination costs associated with the closure of our retail stores due to market factors that were less favorable than originally estimated during the second quarter of fiscal 2001. During fiscal 2001, the Company recorded a $123.6 million restructuring charge related to our 2001 Operational Plan which included lease and contract termination costs, store fixed asset writedowns and severance and termination benefits.

Foreign Currency Losses (Gains) The effect of foreign currency decreased to a gain of $1.8 million in fiscal 2002, compared to a $5.8 million gain in fiscal 2001. These gains were derived from transaction gains on the unhedged portion of our Euro debt which resulted from decreases in the Eurodollar rate.

Interest Expense, Net Interest expense decreased to $19.0 million in fiscal 2002 from $25.1 million in fiscal 2001. This decrease was due to lower levels of borrowings and the repayment of approximately $53.0 million of short-term borrowings during the fiscal year. In addition, we repurchased $10.6 million of our outstanding Euro debt in fiscal 2002.

Provision for Income Taxes The effective tax rate decreased to 37.5% in fiscal 2002 from 39.5% in fiscal 2001, resulting from the implementation of tax strategies.

Net Income Net income increased in fiscal 2002 to $172.5 million from $59.3 million in fiscal 2001, or 7.3% and 2.7% of net revenues, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Our primary ongoing cash requirements are to fund growth in working capital (primarily accounts receivable and inventory) to support projected sales increases, construction and renovation of shop-within-shops, investment in the technological upgrading of our distribution centers and information systems, expenditures related to retail store expansion, acquisitions and other corporate activities, including financing the start-up costs of bringing the "Lauren" and "Ralph" lines in house. Sources of liquidity to fund ongoing and future cash requirements include cash flows from operations, cash and cash equivalents, credit facilities and other borrowings.

We ended fiscal 2003 with $343.6 million in cash and cash equivalents and $349.4 million of debt outstanding compared to $244.7 million and $318.4 million of cash and cash equivalents and debt outstanding, respectively, at March 30, 2002. This represents a $67.8 million improvement in our debt net of cash position over the last twelve months which is primarily attributable to the differences in working capital due to the factors discussed below, partially offset by approximately $73.0 million of purchase price payments connected with our acquisition to acquire a 50% interest in the Japanese master license and an 18% equity interest in the company which holds the sublicenses for the Polo Ralph Lauren men's, women's and jeans business in Japan. Capital expenditures were $98.7 million for fiscal 2003, compared to $88.0 million in fiscal 2002. Also, in the past year, we have acquired several retail locations from certain of our licensees in Belgium, Germany and Argentina for a total purchase price of approximately $4.6 million.

As of March 29, 2003, we had $100.9 million outstanding in short-term bank borrowings, of which $50.0 million was repaid in April 2003 with the remainder anticipated to be repaid in June 2003. Additionally, we had $248.5 million outstanding in long-term Euro debt based on the quarter-end Euro exchange rate. We were also contingently liable for $19.1 million in outstanding letters of credit primarily related to commitments for the purchase of inventory. The weighted-average interest rate on our borrowings at March 29, 2003 was 5.4%.

Accounts receivable increased to $375.8 million, or 6.3% at March 29, 2003 compared to $353.6 million at March 30, 2002 due to the timing of shipments. The increase also reflected the favorable impact of Euro currency flucuation. Improvements were made in our days sales outstanding, however, the incremental effect of these improvements was offset by the additional royalty receivables recorded in fiscal 2003 compared to fiscal 2002.

Inventories increased $14.0 million, or 4.0%, at the end of 2003 compared to the end of 2002. This increase reflects the build up of certain inventory for European retail stores as part of our continued expansion. The increase also reflected the favorable impact of Euro currency flucuation. In addition, improvements in the management of the Company's supply chain resulting in better forecasting and distribution have resulted in increased average inventory turnover rates for the year ended March 29, 2003 as compared to the same period in fiscal 2002.

Net Cash Provided by Operating Activities Net cash provided by operating activities decreased to $269.0 million during 2003 compared to $299.7 million in 2002. This $30.7 million decrease in cash flow was driven primarily by year-over-year changes in accounts receivable, inventories, prepaid expenses and accounts payable.

During fiscal 2003, we completed a strategic review of our European businesses and formalized our plans to centralize and more efficiently consolidate its business operations. In connection with the implementation of this plan, we recorded a restructuring charge of $14.4 million and had total cash outlays of approximately $3.8 million during the year ended March 29, 2003. It is expected that the remaining liabilities will be paid throughout fiscal 2004.

During fiscal 2001 and 1999 we implemented two plans: the 2001 Operational Plan and 1999 Restructuring Plan. Total cash outlays related to the 2001 Operational Plan and 1999 Restructuring Plan were $9.8 million and $2.7 million, respectively, for the year ended March 29, 2003. As of March 29, 2003, we settled all remaining liabilities related to the 1999 Restructuring Plan. In May 2003, we settled $4.6 million of the remaining $5.2 million liabilities related to the 2001 Operational Plan and expect to settle the remaining $0.6 million in fiscal 2004.

Net Cash Used in Investing Activities Net cash used in investing activities increased to $166.3 million in fiscal 2003, as compared to $116.0 million in fiscal 2002. Both the fiscal 2003 and fiscal 2002 net cash used primarily reflected shop-within-shops and other capital expenditures related to retail expansion and upgrading our systems and facilities. Our anticipated capital expenditures for fiscal 2004 approximate $110.0 million. The fiscal 2003 net cash used also reflects $78.0 million primarily for our acquisition to acquire a 50% interest in the Japanese master license and an 18% equity interest in the company which holds the sublicenses for the Polo Ralph Lauren men's, women's and jeans business in Japan, whereas the fiscal 2002 net cash used reflects $23.7 million for the acquisition of PRL Fashions.

Also, in the past year, we have acquired several retail locations from certain of our licensees in Belgium, Germany and Argentina for a total purchase price of approximately $4.6 million. Consistent with SFAS No. 141, "Business Combinations," the acquisition of the 50% interest in the Japanese master license and the several retail locations were accounted for under purchase accounting.

In connection with the acquisition of the Japanese master license, the Company recorded tangible assets of $11.0 million, an intangible license valued at $9.9 million and liabilities assumed of $8.5 million based on estimated fair values as determined by management utilizing information available at this time. Goodwill of $13.0 million was recognized for the excess of the purchase price over the preliminary estimate of fair market value of the net assets acquired. In connection with the purchase accounting for the remaining acquisitions, the Company is in the process of evaluating the tangible and intangible assets acquired and liabilities assumed. At March 29, 2003, the Company's accounting for the fiscal 2003 acquisitions was based on preliminary valuation information, which is subject to revision. The sales and total assets related to the acquired entities were not material. The pro forma effect of these acquisitions on the historical results was not material.

Net Cash Used in Financing Activities Net cash used in financing activities was $16.7 million in fiscal 2003, compared to $40.3 million in fiscal 2002. This change is primarily due to the net repayment of short-term debt of $12.0 million, the repurchase of $7.7 million of our Euro debt and the repurchase of our common stock of $4.7 million, offset by the proceeds from the issuance of common stock of $7.7 million for fiscal 2003; compared to $52.2 million of short-term debt repayment, $10.6 million of Euro debt repurchases, $2.1 million of common stock repurchases offset by the proceeds from the issuance of common stock of $24.5 million in fiscal 2002.

In March 1998, the Board of Directors authorized the repurchase, subject to market conditions, of up to $100.0 million of our Class A common stock. Share repurchases were to be made in the open market over a two-year period, which commenced April 1, 1998. The Board of Directors has extended the stock repurchase program through March 31, 2004. Shares acquired under the repurchase program will be used for stock option programs and for other corporate purposes. As of March 29, 2003, we had repurchased 4,105,932 shares of our Class A common stock at an aggregate cost of $77.9 million. As of March 29, 2003, we had approximately $22.1 million remaining in our stock repurchase program.

In November 1999, we issued Euro 275.0 million of 6.125% notes due November 2006. Our Euro debt is listed on the London Stock Exchange. The net proceeds from the Euro offering were $281.5 million, based on the Euro exchange rate on the issuance date. Interest on the Euro debt is payable annually. A portion of these net proceeds was used to acquire Poloco S.A.S. and the remaining net proceeds were retained for general corporate purposes. In fiscal 2003, we repurchased Euro 8.4 million, or $7.7 million, based on Euro exchange rates at the time of repurchase, of our outstanding Euro debt.

In November 2002, we terminated both our 1997 bank credit facility and our 1999 senior bank credit facility and entered into a new credit facility. The 1997 bank credit facility provided for a $225.0 million revolving line of credit and matured on December 31, 2002, while the 1999 senior bank credit facility consisted of a $20.0 million revolving line of credit and an $80.0 million term loan, both of which were scheduled to mature on June 30, 2003. The new credit facility is with a syndicate of banks and consists of a $300.0 million revolving line of credit, subject to increase to $375.0 million, which is available for direct borrowings and the issuance of letters of credit. It will mature on November 18, 2005. As of March 29, 2003, we had $100.0 million outstanding under the new facility, which was the aggregate amount outstanding under the old facilities at the time of extinguishment, $50.0 million of which was repaid in April 2003 and the remaining $50.0 million is expected to be repaid in June 2003. Borrowings under this facility bear interest, at our option, at a rate equal to (i) the higher of the Federal Funds Effective Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of one percent, and the prime commercial lending rate of JP Morgan Chase Bank in effect from time to time, or (ii) the LIBO Rate (as defined) in effect from time to time, as adjusted for the Federal Reserve Board's Eurocurrency Liabilities maximum reserve percentages, and a margin based on our then current credit ratings. As of March 29, 2003, the margin was 0.75%.

Our 2002 bank credit facility requires that we maintain certain covenants:

- a minimum consolidated tangible net worth, and
- a maximum of Adjusted Debt to EBITDAR (as such terms are defined in the credit facility) ratio.

The credit facility also contains covenants that, subject to specified exceptions, restrict our ability to:

- incur additional debt;
- incur liens and contingent liabilities;
- sell or dispose of our assets, including equity interests;
- merge with or acquire other companies, liquidate or dissolve;
- engage in businesses that are not a related line of business;
- make loans, advances or guarantees;
- engage in transactions with affiliates; and
- make investments.

Upon the occurrence of an event of default under the credit facility, the lenders may cease making loans, terminate the credit facility, and declare all amounts outstanding to be immediately due and payable. The credit facility specifies a number of events of default, many of which are subject to applicable grace or cure periods, including, among others, the failure to make timely principal and interest payments, to satisfy the covenants, or to maintain the required financial performance requirements described above. Additionally, the agreement provides that an event of default will occur if Mr. Ralph Lauren and related entities fail to maintain a specified minimum percentage of the voting power of our common stock. As of March 29, 2003, the Company was in compliance with all financial and non-financial debt covenants.

On May 20, 2003, the Board of Directors declared a regular quarterly cash dividend of $0.05 per share, or $0.20 per share on an annual basis, on Polo Ralph Lauren common stock. The dividend is payable to shareholders of record at the close of business on June 27, 2003 and will be paid on July 11, 2003.

We believe that cash from ongoing operations and funds available under our credit facility and from our initial Euro debt offering will be sufficient to fund our current level of operations, capital requirements, the stock repurchase program, cash dividends and other corporate activities for the next twelve months.

In January 2003, the Company completed the assignment of the sub-lease for one store location for which the Company received proceeds of approximately $10.0 million and recorded a gain of approximately $5.0 million in the fourth quarter ended March 29, 2003.

The following table summarizes as of March 29, 2003, the Company's contractual cash obligations by future periods:

(Dollars in thousands)	LESS THAN ONE YEAR	1-3 YEARS	4-5 YEARS	THERE-AFTER	TOTAL
SHORT-TERM BORROWINGS	$ 100,943	$ –	$ –	$ –	$ 100,943
LONG-TERM EURO DEBT	–	–	248,494	–	248,494
CAPITALIZED LEASES	1,806	3,916	–	–	5,722
OPERATING LEASES	72,654	136,921	114,925	238,052	562,552
ADDITIONAL ACQUISITION PURCHASE PRICE PAYMENTS	4,500	7,000	–	–	11,500
TOTAL	$ 179,903	$ 147,837	$ 363,419	$ 238,052	$ 929,211

Derivative Instruments In June 2002, we entered into a cross currency rate swap, which terminates in November 2006. The cross currency rate swap is being used to convert Euro 105.2 million, 6.125% fixed rate borrowings into $100.0 million, LIBOR plus 1.24% variable rate borrowings. We entered into the cross currency rate swap to minimize the impact of foreign exchange fluctuations in both principal and interest payments resulting from the Euro debt, and to minimize the impact of changes in the fair value of the Euro debt due to changes in LIBOR, the benchmark interest rate. The swap has been designated as a fair value hedge under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. Hedge ineffectiveness is measured as the difference between the respective gains or losses recognized in earnings from the changes in the fair value of the cross currency rate swap and the Euro debt; and was de minimis for fiscal 2003.

Occasionally, we purchase short-term foreign currency contracts as hedges relating to identifiable currency positions to reduce our risk from exchange rate fluctuations on inventory purchases or to neutralize month-end balance sheet and other expected exposures.

To the extent that these derivative instruments do not qualify for hedge accounting under SFAS No. 133, they are recorded at fair value, with all gains or losses recognized immediately in the current period earnings. In November 2002, we entered into forward contracts on 6.2 billion Japanese Yen that terminated in February 2003. While these transactions do not qualify for hedge accounting under SFAS No. 133, we entered into these forward contracts to minimize the impact of foreign exchange fluctuations on the Japanese Yen denominated purchase price described in the agreements related to the purchase of a 50% interest in the Japanese master license and an 18% equity interest in the company which holds the sublicenses for the Polo Ralph Lauren men's, women's and jeans business in Japan, which were consummated during the fourth quarter of fiscal 2003. We recognized $2.4 million of foreign currency gains on this transaction, which are recorded in foreign currency losses (gains) in the Consolidated Statements of Income.

We recognize foreign currency gains or losses in connection with our Euro debt and certain short-term foreign currency contracts based on fluctuations in foreign exchange rates. In connection with recording these contracts at fair market value, we recognized $3.2 million in foreign currency losses in fiscal 2003, and $1.8 million in fiscal 2002, included as a component of foreign currency losses (gains) in the Consolidated Statements of Income.

Off-Balance Sheet Arrangements The Company does not have any off-balance sheet financing arrangements or unconsolidated special purpose entities.

SEASONALITY OF BUSINESS

Our business is affected by seasonal trends, with higher levels of wholesale sales in our second and fourth quarters and higher retail sales in our second and third quarters. These trends result primarily from the timing of seasonal wholesale shipments to retail customers and key vacation travel and holiday shopping periods in the retail segment. As a result of the growth in our retail operations and licensing revenue, historical quarterly operating trends and working capital requirements may not be indicative of future performances. In addition, fluctuations in sales and operating income in any fiscal quarter may be affected by the timing of seasonal wholesale shipments and other events affecting retail sales.

Fiscal 2002 reflects the change in the fiscal year end of certain of our European subsidiaries as reported in our consolidated financial statements. See "Consolidation of European Entities — Change in Reporting Period."

In connection with our acquisition of a 50% interest in the Japanese master license and the 18% equity interest in the company which holds the sublicenses for the Polo Ralph Lauren men's, women's and jeans business in Japan, results for these operations will be reflected in our consolidated financial statements for the three months ended June 28, 2003.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates by their nature are based on judgments and available information and therefore, actual results could differ from those estimates.

Critical accounting policies are those that are most important to the portrayal of the Company's financial condition and the results of operations, and require management's most difficult, subjective and complex judgments, as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company's most critical accounting policies, discussed below, pertain to revenue recognition, accounts receivable, inventories, goodwill, other intangibles and long-lived assets. In applying such policies, management must use some amounts that are based upon its informed judgments and best estimates. Because of the uncertainty inherent in these estimates, actual results could differ from estimates used in applying the critical accounting policies. Changes in such estimates, based on more accurate future information, may affect amounts reported in future periods. The Company is not aware of any reasonably likely events or circumstances which would result in different amounts being reported that would materially affect its financial condition or results of operations.

Revenue Recognition Wholesale sales are recognized upon shipment of products to customers since title and risk of loss passes upon shipment and are recorded net of returns, discounts and allowances. Returns and allowances require pre-approval from management. Estimates for end of season allowances are based on historic trends, seasonal results, an evaluation of current economic conditions and retailer performance. The Company's historical estimates of these costs have not differed materially from actual results. Sales by our retail and outlet stores are recognized when goods are sold to consumers, net of returns. Licensing revenue is recognized based upon shipment of licensed products sold by our licensees, net of allowances.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Accounts Receivable, Net In the normal course of business, the Company extends credit to customers, which satisfy predefined credit criteria. Accounts receivable, net, as shown on the Consolidated Balance Sheets, is net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on historic trends and an evaluation of the economic conditions. Costs associated with potential returns of products as well as allowable customer markdowns and operational chargebacks, net of the expected recoveries, are included as a reduction to net sales and are part of the provision for allowances included in accounts receivable, net. These provisions result from divisional seasonal negotiations, as well as historic deduction trends net of expected recoveries, and the evaluation of current market conditions. The Company's historical estimates of these costs have not differed materially from actual results.

Inventories Inventories are valued at the lower of cost (first-in, first-out, FIFO, method), or market. The Company continually evaluates the composition of its inventories assessing slow-turning, ongoing product as well as prior seasons' fashion product. Estimates may differ from actual results due to quantity, quality and mix of products in inventory, consumer and retailer preferences and market conditions. The Company's historical estimates of these costs have not differed materially from actual results.

Goodwill, Other Intangibles and Long-Lived Assets Effective March 31, 2002, the Company adopted the provisions of SFAS No. 142. SFAS No. 142 requires that goodwill and intangible assets with indefinite lives no longer are to be amortized, but rather be tested at least annually for impairment. This pronouncement also requires that intangible assets with definite lives continue to be amortized over their respective lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Goodwill represents the excess of purchase cost over the fair value of net assets of businesses acquired. Before adopting the provisions of SFAS No. 142, we amortized goodwill on a straight-line basis over its estimated useful life, ranging from 11 to 40 years. Beginning in fiscal 2003, consistent with the requirements of SFAS No. 142, we no longer amortize goodwill. The Company reviews goodwill annually for impairment. In addition, trademarks that are owned that have been deemed to have indefinite lives are reviewed at least annually for potential value impairment. Trademarks that are licensed by the Company from third parties are amortized over the individual terms of the respective license agreement, which approximates 10 years. Goodwill amortization expense was $9.1 million and $8.0 million in fiscal 2002 and 2001, respectively. Accumulated goodwill amortization was $23.7 million at March 30, 2002.

We assess the carrying value of long-lived and intangible assets, with finite lives, as current facts and circumstances indicate that they may be impaired. In evaluating the fair value and future benefits of such assets, we perform an analysis of the anticipated undiscounted future net cash flows of the individual assets over the remaining amortization period and would recognize an impairment loss if the carrying value exceeded the expected future cash flows. The impairment loss would be measured based upon the difference between the fair value of the asset and its recorded carrying value. See Note 9 for long-lived and intangible asset writedowns recorded in connection with our fiscal 2001 Operational Plan and fiscal 1999 Restructuring Plan. During fiscal 2003, there were no material impairment losses recorded in connection with this analysis.

Our significant accounting policies are more fully described in Note 1 to our Consolidated Financial Statements.

Alternative Accounting Methods In certain instances, accounting principles generally accepted in the United States allow for the selection of alternative accounting methods. The Company's significant policies that involve the selection of alternative methods are accounting for stock options and inventories.

- Two alternative methods for accounting for stock options are available, the intrinsic value method and the fair value method. The Company uses the intrinsic value method of accounting for stock options, and accordingly, no compensation expense has been recognized. Under the fair value method, the determination of the pro forma amounts involves several assumptions including option life and future volatility. If the fair value method were used, diluted earnings per share for 2003 would decrease approximately 10%. See Note 1 to the Consolidated Financial Statements.
- Two alternative methods for accounting for inventories are the FIFO method and the last-in, first-out (LIFO) method. The Company accounts for all inventories under the FIFO method. Two alternative methods for accounting for retail inventories are the retail method and the cost method. The Company accounts for all retail inventories under the cost method.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the adoption of this pronouncement to have a material effect on the consolidated results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, except as for the provisions that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, which should continue to be applied in accordance with their respective effective dates. The Company does not expect the adoption of this pronouncement to have a material effect on the consolidated results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." This statement provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements for SFAS No. 123, "Accounting for Stock-Based Compensation," to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. SFAS No. 148 is effective for fiscal years ending after December 31, 2002. The Company does not intend to expense stock options; therefore the adoption of this statement did not have any impact on the consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement required companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company has adopted the provisions of SFAS No. 146.

In January 2003, the FASB issued Financial Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities." A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the "primary beneficiary" of that entity. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements of FIN 46 apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Also, certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company is currently evaluating the provisions of the interpretation and does not expect any material impact to the financial statements as a result of adopting this interpretation.

In November 2002, the FASB issued FIN 45 , "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." FIN 45 requires certain guarantees to be recorded at fair value and requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. Generally, FIN 45 applies to certain types of financial guarantees that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or an equity security of the guaranteed party; performance guarantees involving contracts which require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement; indemnification agreements that contingently require the guarantor to make payments to an indemnified party based on changes in an underlying that is related to an asset, liability or an equity security of the indemnified party; or indirect guarantees of the indebtedness of others. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Disclosure requirements under FIN 45 are effective for financial statements ending after December 15, 2002, and are applicable to all guarantees issued by the guarantor subject to FIN 45's scope, including guarantees issued prior to FIN 45. The Company adopted the accounting and disclosure provisions of FIN 45 in its March 29, 2003 financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The market risk inherent in our financial instruments represents the potential loss in fair value, earnings or cash flows arising from adverse changes in interest rates or foreign currency exchange rates.

We manage these exposures through operating and financing activities and, when appropriate, through the use of derivative financial instruments. Our policy allows for the use of derivative financial instruments for identifiable market risk exposures, including interest rate and foreign currency fluctuations.

During fiscal 2003, there were significant fluctuations in the value of the Euro dollar exchange rate. In June 2002, we entered into a cross currency rate swap to minimize the impact of foreign exchange fluctuations on the long-term Euro debt and the impact of fluctuations in the interest rate on the fair value of the long-term Euro debt. The following quantitative disclosures are based on quoted market prices and theoretical pricing models obtained through independent pricing sources for the same or similar types of financial instruments, taking into consideration the underlying terms and maturities. These quantitative disclosures do not represent the maximum possible loss or any expected loss that may occur, since actual results may differ from those estimates.

Foreign Currency Exchange Rates We are exposed to market risk related to changes in foreign currency exchange rates. We have assets and liabilities denominated in certain foreign currencies related to international subsidiaries. At March 29, 2003, we had outstanding foreign exchange contracts in Europe to purchase $92.5 million U.S. dollars through March 2004. We believe that these financial instruments should not subject us to undue risk due to foreign exchange movements because gains and losses on these contracts should offset losses and gains on the assets, liabilities, and transactions being hedged. We are exposed to credit-related losses if the counterparty to the financial instruments fails to perform its obligations. However, we do not expect the counterparty, which presently has high credit ratings, to fail to meet its obligations.

Our primary foreign currency exposure relates to our Euro debt. As of March 29, 2003, the fair value of our fixed Euro debt was $252.4 million, based on its quoted market price as listed on the London Stock exchange and translated using Euro exchange rates in effect as of March 29, 2003. The potential increase in fair value of our fixed rate Euro debt resulting from a hypothetical 10% adverse change in exchange rates would have been approximately $27.2 million at March 29, 2003. As of March 29, 2003, a hypothetical immediate 10% adverse change in exchange rates would have had a $1.7 million unfavorable impact over a one-year period on our earnings and cash flows. We employ a cross-currency fair value hedging strategy utilizing swaps to effectively convert a portion of our Euro-denominated debt into USD-denominated debt. For further information, see Note 12 to our Consolidated Financial Statements.

Interest Rates Our primary interest rate exposure relates to our fixed and variable rate debt. The potential increase in fair value of our fixed rate Euro debt resulting from a hypothetical 10% adverse change in interest rates would have been approximately $3.7 million at March 29, 2003. We employ a fair value cross currency hedging strategy utilizing swaps to effectively float a portion of our interest rate exposure on our fixed rate Euro debt.

The primary interest rate exposure on floating rate financing arrangements are with respect to the United States. We had approximately $100.9 million in variable rate financing arrangements at March 29, 2003. As of March 29, 2003, a hypothetical immediate 10% adverse change in interest rates, as they relate to the maximum available borrowings under our variable rate financial instruments, would have a $0.9 million unfavorable impact over a one-year period on our earnings and cash flows. We employ an interest rate hedging strategy utilizing swaps to effectively fix substantially all of our interest rate exposure on our outstanding variable rate debt. For further information, see Note 12 to our Consolidated Financial Statements.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF POLO RALPH LAUREN CORPORATION
NEW YORK, NEW YORK

We have audited the accompanying consolidated balance sheets of Polo Ralph Lauren Corporation and subsidiaries (the "Company") as of March 29, 2003 and March 30, 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 29, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 29, 2003 and March 30, 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 29, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 6 to the consolidated financial statements, effective March 31, 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

As discussed in Note 1 to the consolidated financial statements, the Company eliminated the 90-day reporting lag for certain of its European subsidiaries. The results of operations of these subsidiaries for the period October 1, 2001 through December 29, 2001 are reflected as an adjustment to retained earnings in the consolidated financial statements for the year ended March 30, 2002.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

New York, New York
May 20, 2003
(June 3, 2003 as to Note 20)

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share data)	MARCH 29, 2003	MARCH 30, 2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 343,606	$ 244,733
Accounts receivable, net of allowances of $17,631 and $13,175	375,823	353,608
Inventories	363,771	349,818
Deferred tax assets	15,735	17,897
Prepaid expenses and other	67,072	42,001
TOTAL CURRENT ASSETS	1,166,007	1,008,057
PROPERTY AND EQUIPMENT, NET	354,996	343,836
DEFERRED TAX ASSETS	54,386	58,127
GOODWILL, NET	315,559	273,348
INTANGIBLES, NET	11,400	–
OTHER ASSETS	136,474	66,129
	$ 2,038,822	$ 1,749,497
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term bank borrowings	$ 100,943	$ 32,988
Accounts payable	181,392	177,472
Income tax payable	55,501	52,819
Accrued expenses and other	162,511	128,492
TOTAL CURRENT LIABILITIES	500,347	391,771
LONG-TERM DEBT	248,494	285,414
OTHER NONCURRENT LIABILITIES	81,214	74,117
COMMITMENTS AND CONTINGENCIES (NOTE 13)		
STOCKHOLDERS' EQUITY:		
Common stock		
Class A, par value $0.01 per share; 500,000,000 shares authorized: 48,977,119 and 36,103,439 shares issued	489	361
Class B, par value $0.01 per share; 100,000,000 shares authorized: 43,280,021 shares issued and outstanding	433	433
Class C, par value $0.01 per share; 70,000,000 shares authorized: 10,570,979 and 22,720,979 shares issued and outstanding	106	227
Additional paid-in-capital	504,700	490,337
Retained earnings	776,359	602,124
Treasury stock, Class A, at cost (4,105,932 and 3,876,506 shares)	(77,928)	(73,246)
Accumulated other comprehensive loss (income)	10,787	(19,799)
Unearned compensation	(6,179)	(2,242)
TOTAL STOCKHOLDERS' EQUITY	1,208,767	998,195
	$ 2,038,822	$ 1,749,497

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

FISCAL YEAR ENDED:

(Dollars in thousands, except share data)	MARCH 29, 2003	MARCH 30, 2002	MARCH 31, 2001
NET SALES	$ 2,189,321	$ 2,122,333	$ 1,982,419
LICENSING REVENUE	250,019	241,374	243,355
NET REVENUES	2,439,340	2,363,707	2,225,774
COST OF GOODS SOLD	1,231,739	1,216,904	1,162,727
GROSS PROFIT	1,207,601	1,146,803	1,063,047
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	904,741	837,591	822,272
RESTRUCTURING CHARGE	14,443	16,000	123,554
TOTAL EXPENSES	919,184	853,591	945,826
INCOME FROM OPERATIONS	288,417	293,212	117,221
FOREIGN CURRENCY LOSSES (GAINS)	529	(1,820)	(5,846)
INTEREST EXPENSE	13,502	19,033	25,113
INCOME BEFORE PROVISION FOR INCOME TAXES	274,386	275,999	97,954
PROVISION FOR INCOME TAXES	100,151	103,499	38,692
NET INCOME	$ 174,235	$ 172,500	$ 59,262
NET INCOME PER SHARE–BASIC	$ 1.77	$ 1.77	$ 0.61
NET INCOME PER SHARE–DILUTED	$ 1.76	$ 1.75	$ 0.61
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING–BASIC	98,330,626	97,470,342	96,773,282
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING–DILUTED	99,263,054	98,522,718	97,446,482

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands, except share data)	COMMON STOCK		ADDITIONAL PAID-IN-CAPITAL	RETAINED EARNINGS	TREASURY STOCK AT COST		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	UNEARNED COMPENSATION	TOTAL
	SHARES	AMOUNT			SHARES	AMOUNT			
BALANCE AT APRIL 1, 2000	100,382,653	$ 1,004	$ 450,030	$ 370,785	2,952,677	$ (57,346)	$ 9,655	$ (1,691)	$ 772,437
COMPREHENSIVE INCOME:									
NET INCOME				59,262					
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS, NET OF INCOME TAX BENEFIT OF $13.2 MILLION							(20,184)		
TOTAL COMPREHENSIVE INCOME									39,078
REPURCHASES OF COMMON STOCK					819,129	(13,833)			(13,833)
EXERCISE OF STOCK OPTIONS	448,778	4	10,293						10,297
INCOME TAX BENEFIT FROM STOCK OPTION EXERCISES			679						679
RESTRICTED STOCK GRANTS	118,299	1	1,999					(2,000)	–
RESTRICTED STOCK AMORTIZATION								651	651
BALANCE AT MARCH 31, 2001	100,949,730	$ 1,009	$ 463,001	$ 430,047	3,771,806	$ (71,179)	$ (10,529)	$ (3,040)	$ 809,309
COMPREHENSIVE INCOME:									
NET INCOME				172,500					
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS, NET OF INCOME TAX BENEFIT OF $4.6 MILLION							(7,652)		
CUMULATIVE TRANSITION ADJUSTMENT, NET							4,028		
NET UNREALIZED GAINS AND LOSSES ON HEDGES RECLASSIFIED INTO EARNINGS, NET							(4,875)		
UNREALIZED LOSS ON HEDGES, NET							(771)		
TOTAL COMPREHENSIVE INCOME									163,230
REPURCHASES OF COMMON STOCK					104,700	(2,067)			(2,067)
EXERCISE OF STOCK OPTIONS	1,154,709	12	24,474						24,486
INCOME TAX BENEFIT FROM STOCK OPTION EXERCISES			2,862						2,862
NET LOSS OF CERTAIN EUROPEAN SUBSIDIARIES (10/1/01-12/29/01)				(423)					(423)
RESTRICTED STOCK AMORTIZATION								798	798
BALANCE AT MARCH 30, 2002	102,104,439	$ 1,021	$ 490,337	$ 602,124	3,876,506	$ (73,246)	$ (19,799)	$ (2,242)	$ 998,195
COMPREHENSIVE INCOME:									
NET INCOME				174,235					
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS, NET OF INCOME TAX PROVISION OF $7.5 MILLION							47,015		
NET UNREALIZED GAINS AND LOSSES ON HEDGES RECLASSIFIED INTO EARNINGS, NET							794		
UNREALIZED LOSS ON HEDGES, NET							(17,223)		
TOTAL COMPREHENSIVE INCOME									204,821
REPURCHASES OF COMMON STOCK					229,426	(4,682)			(4,682)
EXERCISE OF STOCK OPTIONS	423,680	4	7,714						7,718
INCOME TAX BENEFIT FROM STOCK OPTION EXERCISES			1,189						1,189
RESTRICTED STOCK GRANTS	300,000	3	5,460					(5,463)	–
RESTRICTED STOCK AMORTIZATION								1,526	1,526
BALANCE AT MARCH 29, 2003	102,828,119	$ 1,028	$ 504,700	$ 776,359	4,105,932	$ (77,928)	$ 10,787	$ (6,179)	$ 1,208,767

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FISCAL YEAR ENDED: (Dollars in thousands)	MARCH 29, 2003	MARCH 30, 2002	MARCH 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
NET INCOME	$ 174,235	$ 172,500	$ 59,262
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Provision for (benefit from) deferred income taxes	8,901	21,216	(23,430)
Depreciation and amortization	78,645	83,919	78,599
Provision for losses on accounts receivable	1,760	2,920	547
Changes in deferred liabilities	3,087	(15,628)	(27,989)
Provision for restructuring	14,443	16,000	98,836
Foreign currency losses (gains)	529	(1,820)	(5,846)
Other	(1,152)	9,173	(9,885)
Changes in assets and liabilities, net of acquisitions			
Accounts receivable	(7,798)	(92,314)	(68,968)
Inventories	6,365	82,721	(44,626)
Prepaid expenses and other	(19,149)	30,102	(22,967)
Other assets	2,868	6,142	8,042
Accounts payable	(5,080)	(11,001)	30,683
Accrued expenses and other	11,320	(4,213)	28,028
NET CASH PROVIDED BY OPERATING ACTIVITIES	268,974	299,717	100,286
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(98,664)	(88,008)	(105,170)
Acquisitions, net of cash acquired	(30,326)	(23,702)	(20,929)
Equity interest investment	(47,631)	–	–
Disposal of property and equipment	13,452	–	–
Cash surrender value–officers' life insurance	(3,100)	(4,242)	(5,152)
NET CASH USED IN INVESTING ACTIVITIES	(166,269)	(115,952)	(131,251)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repurchases of common stock	(4,682)	(2,067)	(13,833)
Proceeds from exercise of stock options	7,718	24,486	10,297
Proceeds from (repayments of) short-term borrowings, net	68,000	(52,166)	2,939
Repayments of long-term debt	(7,700)	(10,576)	(25,289)
Net payments of short-term debt	(80,000)	–	–
NET CASH USED IN FINANCING ACTIVITIES	(16,664)	(40,323)	(25,886)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	12,832	(928)	(5,501)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	98,873	142,514	(62,352)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	244,733	102,219	164,571
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 343,606	$ 244,733	$ 102,219
SUPPLEMENTAL CASH FLOW INFORMATION:			
CASH PAID FOR INTEREST	$ 19,654	$ 20,193	$ 25,318
CASH PAID FOR INCOME TAXES	$ 65,163	$ 58,328	$ 72,599
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
FAIR VALUE OF ASSETS ACQUIRED, EXCLUDING CASH	$ 38,832	$ 49,431	$ –
LESS:			
Cash paid	30,326	23,702	–
Acquisition obligation	–	10,500	–
LIABILITIES ASSUMED	$ 8,506	$ 15,229	$ –

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation The consolidated financial statements include the accounts of Polo Ralph Lauren Corporation (PRLC) and its wholly and majority owned subsidiaries. All intercompany balances and transactions have been eliminated. PRLC and its subsidiaries are collectively referred to herein as "we," "us," "our" and "ourselves."

Business We design, license, contract for the manufacture of, market and distribute men's and women's apparel, accessories, fragrances, skin care products and home furnishings. Our sales are principally to major department and specialty stores located throughout the United States and Europe. We also sell directly to consumers through full-price and outlet Polo Ralph Lauren and Club Monaco stores located throughout the United States, Canada, Europe and Asia.

We are party to licensing agreements which grant the licensee exclusive rights to use our various trademarks in connection with the manufacture and sale of designated products in specified geographical areas. The license agreements typically provide for designated terms with renewal options based on achievement of specified sales targets. The agreements also require that certain minimum amounts be spent on advertising for licensed products. Additionally, as part of the licensing arrangements, each licensee is typically required to enter into a design services agreement pursuant to which design and other creative services are provided. The license and design services agreements provide for payments based on specified percentages of net sales of licensed products. Additionally, we have granted royalty-free licenses to independent parties to operate Polo stores to promote the sale of our merchandise and our licensees' merchandise both domestically and internationally.

Fiscal Year Our fiscal year ends on the Saturday nearest to March 31. All references to "2003," "2002" and "2001" represent the 52-week fiscal years ended March 29, 2003, March 30, 2002 and March 31, 2001.

We have included the March 29, 2003 and March 30, 2002 balance sheets of our wholly owned European subsidiaries in the accompanying March 29, 2003 and March 30, 2002, consolidated balance sheets. We also have consolidated the results of operations of our wholly owned European subsidiaries for the years ended March 29, 2003, March 30, 2002 and December 31, 2000, in the March 29, 2003, March 30, 2002 and March 31, 2001 consolidated statements of income, stockholders' equity and cash flows.

Consolidation of European Entities — Change in Reporting Period Effective December 30, 2001, for reporting purposes the Company changed the fiscal year ends of its European subsidiaries as reported in the consolidated financial statements to the Saturday closest to March 31 to conform with the fiscal year end of the Company. Previously, certain of the European subsidiaries were consolidated and reported on a three-month lag with a fiscal year ending December 31. Accordingly, the net activity shown below for the three-month period ended December 29, 2001, for those European subsidiaries is reported as an adjustment to retained earnings in the fourth quarter of fiscal 2002 in the accompanying financial statements.

THREE MONTHS ENDED: (Dollars in millions)		DECEMBER 29, 2001
NET SALES	$	49.5
GROSS PROFIT		25.5
LOSS BEFORE BENEFIT FROM INCOME TAXES		(0.7)
BENEFIT FROM INCOME TAXES		0.3
NET LOSS	$	(0.4)

Net income for the year ended March 30, 2002, for the consolidated Company as if the European subsidiaries remained on a three-month lag would have been $159.7 million.

Use of Estimates and Critical Accounting Policies The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates by their nature are based on judgments and available information and therefore, actual results could differ from those estimates.

Critical accounting policies are those that are most important to the portrayal of the Company's financial condition and the results of operations, and require management's most difficult, subjective and complex judgments, as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company's most critical accounting policies, discussed below, pertain to revenue recognition, accounts receivable, inventories, goodwill, other intangibles and long-lived assets.

In applying such policies, management must use some amounts that are based upon its informed judgments and best estimates. Because of the uncertainty inherent in these estimates, actual results could differ from estimates used in applying the critical accounting policies. Changes in such estimates, based on more accurate future information, may affect amounts reported in future periods. The Company is not aware of any reasonably likely events or circumstances which would result in different amounts being reported that would materially affect its financial condition or results of operations.

Revenue Recognition Wholesale sales are recognized upon shipment of products to customers since title and risk of loss passes upon shipment and are recorded net of returns, discounts and allowances. Returns and allowances require pre-approval from management. Estimates for end of season allowances are based on historic trends, seasonal results, an evaluation of current economic conditions and retailer performance. The Company's historical estimates of these costs have not differed materially from actual results. Sales by our retail and outlet stores are recognized when goods are sold to consumers, net of returns. Licensing revenue is recognized based upon shipment of licensed products sold by our licensees, net of allowances.

Accounts Receivable, Net In the normal course of business, the Company extends credit to customers which satisfy predefined credit criteria. Accounts receivable, net, in the Consolidated Balance Sheets, is net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on historic trends and an evaluation of the economic conditions. Costs associated with potential returns of products as well as allowable customer markdowns and operational chargebacks, net of the expected recoveries, are included as a reduction to net sales and are part of the provision for allowances included in accounts receivable, net. These provisions result from divisional seasonal negotiations as well as historic deduction trends net of expected recoveries and the evaluation of current market conditions. The Company's historical estimates of these costs have not differed materially from actual results.

Inventories Inventories are valued at the lower of cost (first-in, first-out, FIFO, method), or market. The Company continually evaluates the composition of its inventories assessing slow-turning, ongoing product as well as prior seasons' fashion product. Estimates may differ from actual results due to quantity, quality and mix of products in inventory, consumer and retailer preferences and market conditions. The Company's historical estimates of these costs have not differed materially from actual results.

Goodwill, Other Intangibles and Long-Lived Assets Effective March 31, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with indefinite lives no longer are to be amortized, but rather be tested at least annually for impairment. This pronouncement also requires that intangible assets with definite lives continue to be amortized over their respective lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Goodwill represents the excess of purchase cost over the fair value of net assets of businesses acquired. Before adopting the provisions of SFAS No. 142, we amortized goodwill on a straight-line basis over its estimated useful life, ranging from 11 to 40 years. Beginning in fiscal 2003, consistent with the requirements of SFAS No. 142, we no longer amortize goodwill. The Company reviews goodwill annually for impairment. In addition, trademarks that are owned that have been deemed to have indefinite lives are reviewed at least annually for potential value impairment. Trademarks that are licensed by the Company from third parties are amortized over the individual terms of the respective license agreement, which approximates 10 years. Goodwill amortization expense was $9.1 million and $8.0 million in fiscal 2002 and 2001, respectively. Accumulated goodwill amortization was $23.7 million at March 30, 2002.

We assess the carrying value of long-lived and intangible assets, with finite lives, as current facts and circumstances indicate that they may be impaired. In evaluating the fair value and future benefits of such assets, we perform an analysis of the anticipated undiscounted future net cash flows of the individual assets over the remaining amortization period and would recognize an impairment loss if the carrying value exceeded the expected future cash flows. The impairment loss would be measured based upon the difference between the fair value of the asset and its recorded carrying value. See Note 9 for long-lived and intangible asset writedowns recorded in connection with our fiscal 2001 Operational Plan and fiscal 1999 Restructuring Plan. During fiscal 2003, there were no material impairment losses recorded in connection with this analysis.

Other Significant Accounting Policies

Fair Value of Financial Instruments The fair value of cash and cash equivalents, receivables and accounts payable approximates their carrying value due to their short-term maturities. The fair value of the Euro debt is disclosed in Note 12. Considerable judgment is required in interpreting certain market data to develop estimated fair values for certain financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange.

Cash and Cash Equivalents Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less, including investments in debt securities. Our investments in debt securities are diversified among high-credit quality securities in accordance with our risk management policy and primarily include commercial paper and money market funds.

Property, Equipment, Depreciation and Amortization Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the related assets on a straight-line basis. The range of useful lives is as follows: buildings – 37.5 years; furniture and fixtures and machinery and equipment – 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the lesser of the term of the related lease or the estimated useful life. Major additions and betterments are capitalized, and repairs and maintenance are charged to operations in the period incurred. We capitalize our share of the cost of outfitting shop-within-shops fixed assets within furniture and fixtures. These assets are amortized using the straight-line method over their estimated useful lives of 3 to 5 years.

Officers' Life Insurance We maintain key man life insurance policies on several of our senior executives, the majority of which contain split dollar arrangements. The key man policies are recorded at their cash surrender value, while the policies with split dollar arrangements are recorded at the lesser of their cash surrender value or premiums paid. Amounts recorded under these policies aggregated $48.8 million and $46.3 million at March 29, 2003 and March 30, 2002, and are included in other assets in the accompanying consolidated balance sheets. During fiscal 2003, the Company ceased paying premiums on split dollar life insurance policies related to officers and began the process of terminating certain split dollar arrangements. As of March 29, 2003, $0.6 million of split dollar policies had either been surrendered to the insurance company for cash or bought out by the related employee.

Income Taxes We account for income taxes under the liability method. Deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. A valuation allowance is recorded to reduce the deferred tax asset to that portion which is expected to more likely than not be realized.

Deferred Rent Obligations We account for rent expense under noncancelable operating leases with scheduled rent increases and landlord incentives on a straight-line basis over the lease term. The excess of straight-line rent expense over scheduled payment amounts and landlord incentives is recorded as a deferred liability. Unamortized deferred rent obligations amounted to $57.5 million and $43.1 million at March 29, 2003 and March 30, 2002, and are included in accrued expenses and other, and other noncurrent liabilities in the accompanying consolidated balance sheets.

Other Comprehensive Income Other comprehensive income is recorded net of taxes and is reflected in the consolidated statements of stockholders' equity. Other comprehensive income consists of unrealized gains or losses on hedges and foreign currency translation adjustments.

Financial Instruments From time to time, we use derivative financial instruments to reduce our exposure to changes in foreign exchange and interest rates. While these instruments are subject to risk of loss from changes in exchange or interest rates, those losses generally would be offset by gains on the related exposure. The accounting for changes in the fair value of a derivative is dependent upon the intended use of the derivative. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities, as Amended and Interpreted," requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings in either income(loss) from continuing operations or accumulated other comprehensive income(loss), depending on the timing and designated purpose of the derivative.

Note 12 further describes the derivative instruments we are party to and the related accounting treatment. Historically, we have entered into interest rate swap agreements and forward foreign exchange contracts, which qualify as cash flow hedges under SFAS No. 133. In accordance with SFAS No. 133, we have recorded the fair value of these derivatives at April 1, 2001, and the resulting net unrealized gain, after taxes, of approximately $4.0 million in other comprehensive income as a cumulative transition adjustment. We have also designated a portion of our Euro debt as a hedge of our net investment in a foreign subsidiary and, as of June 2002, have hedged the remainder of the Euro debt with a cross currency rate swap. During fiscal 2003, we have entered into various forward exchange contracts that qualified as hedges on inventory purchases and a series of forward exchange contracts on Japanese Yen that did not qualify for hedge accounting.

Foreign Currency Transactions and Translations The financial position and results of operations of our foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at each year end. Results of operations are translated at the average rate of exchange prevailing throughout the period. Translation adjustments arising from differences in exchange rates from period to period are included in other comprehensive income, net of taxes, except for certain foreign-denominated debt. Gains and losses on translation of intercompany loans with foreign subsidiaries of a long-term investment nature are also included in this component of stockholders' equity. We have designated a portion of our Euro debt as a hedge of our net investment in a foreign subsidiary and, as of June 2002, have hedged the remainder of the Euro debt with a cross currency rate swap. Transaction gains or losses on the unhedged portion resulting from changes in the Eurodollar rate are recorded in income and amounted to $3.2 million and $1.8 million in fiscal 2003 and 2002, respectively. The gain of the Japanese Yen forward contracts, that did not qualify for hedge accounting, amounted to $2.4 million in fiscal 2003. Gains and losses from other foreign currency transactions are included in operating results and were not material.

Cost of Goods Sold and Selling Expenses Cost of goods sold includes the expenses incurred to acquire and produce inventory for sale, including product costs, freight-in, import costs, as well as reserves for shrinkage. The costs of selling the merchandise, including preparing the merchandise for sale, such as picking, packing, warehousing and order charges, are included in selling, general and administrative expenses (SG&A).

Shipping and Handling Costs We reflect shipping and handling costs as a component of SG&A expenses in the consolidated statements of income. The shipping and handling costs approximated $59.9 million, $57.4 million and $46.2 million in fiscal years 2003, 2002 and 2001, respectively. As a percent of revenues, they represented 2.7%, 2.7% and 2.3% in 2003, 2002 and 2001, respectively. We bill our wholesale customers for shipping and handling costs and record such revenues in net sales upon shipment.

Advertising We expense the production costs of advertising, marketing and public relations expenses upon the first showing of the related advertisement. We expense the costs of advertising paid to customers under cooperative advertising programs when the related advertisements are run. Total advertising expenses, including cooperative advertising, included within SG&A expenses amounted to $92.8 million, $79.8 million and $88.8 million in fiscal 2003, 2002 and 2001, respectively.

Net Income per Share Basic net income per share was calculated by dividing net income by the weighted-average number of shares outstanding during the period, excluding any potential dilution. Diluted net income per share was calculated similarly but includes potential dilution from the exercise of stock options and awards. The difference between the basic and diluted weighted-average shares outstanding is due to the dilutive effect of stock options and restricted stock awards issued under our stock option plans, which were 932,428; 1,052,376; and 673,200 shares for fiscal 2003, 2002 and 2001, respectively.

Stock Options We use the intrinsic value method to account for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and have adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." Accordingly, no compensation cost has been recognized for its fixed stock option grants. Had compensation costs for the Company's stock option grants been determined based on the fair value at the grant dates for awards under these plans in accordance with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:

FISCAL YEAR ENDED: (Dollars in thousands except share data)	2003	2002	2001
NET INCOME AS REPORTED	$ 174,235	$ 172,500	$ 59,262
TOTAL STOCK-BASED EMPLOYEE COMPENSATION EXPENSE DETERMINED UNDER FAIR VALUE BASED METHOD FOR ALL AWARDS, NET OF TAX	16,988	17,009	13,751
PROFORMA NET INCOME	$ 157,247	$ 155,491	$ 45,511
PRO FORMA NET INCOME PER SHARE:			
BASIC	$ 1.60	$ 1.60	$ 0.47
DILUTED	$ 1.58	$ 1.58	$ 0.47

For this purpose, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: expected volatility of 47.2%, 47.0% and 46.0%; risk-free interest rates of 3.69%, 4.65% and 6.35%; expected lives of 5.2 years, 6.0 years and 6.0 years; and a dividend yield of 0% for all periods.

Reclassifications For comparative purposes, certain prior period amounts have been reclassified to conform to the current

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. RECENT ACCOUNTING PRONOUNCEMENTS

In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the adoption of this pronouncement to have a material effect on the consolidated results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, except as for the provisions that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, which should continue to be applied in accordance with their respective effective dates. The Company does not expect the adoption of this pronouncement to have a material effect on the consolidated results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148. This statement provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements for SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. SFAS No. 148 is effective for fiscal years ending after December 31, 2002. The Company does not intend to expense stock options; therefore the adoption of this statement did not have any impact on the consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement required companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company has adopted the provisions of SFAS No. 146.

In January 2003, the FASB issued Financial Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities." A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the "primary beneficiary" of that entity. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements of FIN 46 apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Also, certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company is currently evaluating the provisions of the interpretation and does not expect any material impact to the financial statements as a result of adopting this interpretation.

In November 2002, the FASB issued FIN 45 , "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." FIN 45 requires certain guarantees to be recorded at fair value and requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. Generally, FIN 45 applies to certain types of financial guarantees that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or an equity security of the guaranteed party; performance guarantees involving contracts which require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement; indemnification agreements that contingently require the guarantor to make payments to an indemnified party based on changes in an underlying that is related to an asset, liability or an equity security of the indemnified party; or indirect guarantees of the indebtedness of others. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Disclosure requirements under FIN 45 are effective for financial statements ending after December 15, 2002, and are applicable to all guarantees issued by the guarantor subject to FIN 45's scope, including guarantees issued prior to FIN 45. The Company adopted the accounting and disclosure provisions of FIN 45 in its March 29, 2003 financial statements.

3. ACQUISITIONS AND JOINT VENTURE

During the fourth quarter of fiscal 2003, we entered into agreements for approximately $24.1 million and $47.6 million, respectively, to acquire a 50% interest in the Japanese master license and an 18% equity interest in the company which holds the sublicenses for the Polo Ralph Lauren men's, women's and jeans business in Japan. In May 2003, we acquired an additional 2% equity interest in this company. Also, in the past year, we have acquired several retail locations from certain of our licensees in Belgium, Germany and Argentina for a total purchase price of approximately $4.6 million. Consistent with SFAS No. 141, "Business Combinations," the acquisition of the 50% interest in the Japanese master license and the several retail locations were accounted for under purchase accounting.

In connection with the acquisition of the Japanese master license, the Company recorded tangible assets of $11.0 million, an intangible license valued at $9.9 million and liabilities assumed of $8.5 million based on estimated fair values as determined by management utilizing information available at this time. Goodwill of $13.0 million was recognized for the excess of the purchase price over the preliminary estimate of fair market value of the net assets acquired. In connection with the purchase accounting for the remaining acquisitions, the Company is in the process of evaluating the tangible and intangible assets acquired and liabilities assumed. At March 29, 2003, the Company's accounting for the fiscal 2003 acquisitions was based on preliminary valuation information, which is subject to revision. Unaudited pro forma information related to these acquisitions is not included, since the impact of these transactions are not material to the consolidated results of the Company.

In connection with our acquisition of a 50% interest in the Japanese master license and the 18% equity interest in the company which holds the sublicenses for the Polo Ralph Lauren men's, women's and jeans business in Japan, results for these operations will be reflected in our consolidated financial statements for the three months ended June 28, 2003.

On October 31, 2001, the Company completed the acquisition of substantially all of the assets of PRL Fashions of Europe S.R.L. ("PRL Fashions" or "Italian Licensee") which held licenses to sell our women's Ralph Lauren apparel in Europe, our men's and boys' Polo Ralph Lauren apparel in Italy and men's and women's Polo Jeans collections in Italy. The purchase price of this transaction was approximately $22.0 million in cash plus the assumption of certain liabilities and earn-out payments based on achieving profitability targets over the first three years with a guaranteed minimum annual payment of $3.5 million each year. The assets acquired of $15.1 million and liabilities assumed of $15.1 million were recorded at estimated fair values as determined by the Company's management based on information available at that time. Goodwill of approximately $33.5 million was initially recognized for the excess of the purchase price over the preliminary estimate of fair market value of the net assets acquired. During the quarter ended December 28, 2002, the Company finalized the purchase accounting for the acquisition of the assets, the result of which was an increase in goodwill of approximately $0.3 million. Also, subsequent to the quarter ended March 29, 2003, an initial payment was made on the first earn-out payment calculation, resulting in an additional increase in goodwill of approximately $1.0 million. This adjustment and any other adjustments to the contingent component of the remaining earn-out payments will be accounted for as additional purchase price in future periods. Unaudited pro forma information related to this acquisition is not included since the impact of this transaction is not material to the consolidated results of the Company.

On October 22, 2001, we acquired the Polo Brussels SA store from one of our licensees. The purchase price of this transaction was approximately $3.0 million in cash, which was primarily allocated to goodwill. Unaudited pro forma information related to this acquisition is not included, as the impact of this transaction is not material to the consolidated results of the Company.

On February 7, 2000, we announced the formation of Ralph Lauren Media, LLC (RL Media), a joint venture between National Broadcasting Company, Inc. and certain affiliated companies (NBC) and ourselves. RL Media was created to bring our American lifestyle experience to consumers via multiple media platforms, including the Internet, broadcast, cable and print. Under the 30-year joint venture agreement, RL Media is owned 50% by us and 50% by NBC. In exchange for a 50% interest, we provide marketing through our annual print advertising campaign, make our merchandise available at initial cost of inventory and sell RL Media's excess inventory through our outlet stores, among other things. NBC contributed $40.0 million in online distribution and promotion and a cash funding commitment up to $50.0 million. NBC also initially committed to contribute $110.0 million of television and online advertising. During fiscal 2003, RL Media entered into an agreement to sell its unused television and advertising spots for $15.0 million. Under the terms of the joint venture agreement, for tax purposes, we will not absorb any losses from the joint venture up to the first $50.0 million incurred and will share proportionately in the net income or losses thereafter. Additionally, we will receive a royalty on the sale of our products by RL Media based on specified percentages of net sales over a predetermined threshold, subject to certain limitations; to date, no such royalty income has been recognized. RL Media's managing board has equal representation from NBC and us. The joint venture has been accounted for under the equity method from the effective date of its formation. Our financial basis in RL Media is zero. Our equity in the net assets of RL Media is less than our financial basis. We have not recognized any losses in excess of our financial basis since there are no financial guarantees, commitments or obligations to fund the operations of RL Media.

On January 6, 2000, we completed the acquisition of stock and certain assets of Poloco S.A.S. and certain of its affiliates (Poloco), which hold licenses to sell our men's and boys' apparel, our men's and women's jeans apparel, and certain of our accessories in Europe. In addition to acquiring Poloco's wholesale business, we acquired one flagship store in Paris and six outlet stores located in France, the United Kingdom and Austria. We acquired Poloco for an aggregate cash consideration of $209.7 million, plus the assumption of $10.0 million in short-term debt. During the quarter ended July 1, 2000, the final 10% of the acquisition price for Poloco in the amount of $20.9 million was distributed in accordance with the terms of the agreement.

4. INVENTORIES

Inventories are summarized as follows:

(Dollars in thousands)	MARCH 29, 2003	MARCH 30, 2002
RAW MATERIALS	$ 4,214	$ 3,874
WORK-IN-PROCESS	4,536	5,469
FINISHED GOODS	355,021	340,475
	$ 363,771	$ 349,818

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

(Dollars in thousands)	MARCH 29, 2003	MARCH 30, 2002
LAND AND IMPROVEMENTS	$ 3,725	$ 3,720
BUILDINGS	18,490	17,250
FURNITURE AND FIXTURES	308,300	258,816
MACHINERY AND EQUIPMENT	133,835	105,136
LEASEHOLD IMPROVEMENTS	298,449	318,734
	762,799	703,656
LESS: ACCUMULATED DEPRECIATION AND AMORTIZATION	407,803	359,820
	$ 354,996	$ 343,836

Depreciation and amortization expense of property and equipment was $78.6 million, $74.8 million and $70.6 million for fiscal years 2003, 2002 and 2001, respectively.

6. GOODWILL AND OTHER INTANGIBLE ASSETS

Effective March 31, 2002, the Company adopted SFAS No. 142. This accounting standard requires that goodwill and indefinite life intangible assets are no longer amortized but are subject to annual impairment tests. Other intangible assets with finite lives will continue to be amortized over their useful lives. The transitional impairment tests were completed and did not result in an impairment charge. The Company will perform the first annual impairment test during 2004, but does not anticipate any resulting impairment.

In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective March 31, 2002, and prior period amounts were not restated. A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization, net of the related income tax effect, is as follows:

FISCAL YEAR ENDED:

(Dollars in thousands except per share data)	2003	2002	2001
REPORTED NET INCOME	$ 174,235	$ 172,500	$ 59,262
GOODWILL AMORTIZATION, NET OF TAX	–	5,712	4,835
ADJUSTED NET INCOME	$ 174,235	$ 178,212	$ 64,097
ADJUSTED NET INCOME PER SHARE:			
BASIC	$ 1.77	$ 1.83	$ 0.66
DILUTED	$ 1.76	$ 1.81	$ 0.66

The carrying value of goodwill as of March 29, 2003 and March 30, 2002 by operating segment is as follows:

(Dollars in millions)	WHOLESALE	RETAIL	LICENSING	TOTAL
BALANCE AT MARCH 30, 2002	$ 109.5	$ 64.7	$ 99.1	$ 273.3
PURCHASES	–	4.0	13.0	17.0
EFFECT OF FOREIGN EXCHANGE AND OTHER ADJUSTMENTS	24.2	0.7	0.4	25.3
BALANCE AT MARCH 29, 2003	$ 133.7	$ 69.4	$ 112.5	$ 315.6

The carrying value of indefinite life intangible assets as of March 29, 2003 was $1.5 million and relates to the Company's owned trademark. Finite life intangible assets as of March 29, 2003, subject to amortization, are comprised of the following:

	MARCH 29, 2003			MARCH 30, 2002			
(Dollars in millions)	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET CARRYING AMOUNT	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET CARRYING AMOUNT	ESTIMATED LIVES
LICENSED TRADEMARKS	$ 9.9	–	$ 9.9	–	–	–	10 years

No intangible amortization expense was recorded during fiscal 2003, 2002 or 2001. The estimated intangible amortization expense for each of the next five years is expected to be approximately $1.0 million per year.

7. OTHER ASSETS

Other assets consisted of the following:

(Dollars in thousands)	MARCH 29, 2003	MARCH 30, 2002
EQUITY INTEREST INVESTMENT	$ 47,631	$ –
OFFICERS' LIFE INSURANCE	48,826	46,270
OTHER LONG-TERM ASSETS	40,017	19,859
	$ 136,474	$ 66,129

8. ACCRUED EXPENSES AND OTHER

Accrued expenses and other consisted of the following:

(Dollars in thousands)	MARCH 29, 2003	MARCH 30, 2002
ACCRUED OPERATING EXPENSES	$ 103,670	$ 75,931
ACCRUED PAYROLL AND BENEFITS	33,630	25,124
ACCRUED RESTRUCTURING CHARGE	15,817	17,644
DEFERRED RENT OBLIGATION	9,394	9,793
	$ 162,511	$ 128,492

9. RESTRUCTURING CHARGE

2003 Restructuring Plan During the third quarter of fiscal 2003, we completed a strategic review of our European businesses and formalized our plans to centralize and more efficiently consolidate its business operations. The major initiatives of the plan included the following: consolidation of our headquarters from five cities in three countries to one location; the consolidation of our European logistics operations to Italy; and the migration of all European information systems to a standard global system. In connection with the implementation of this plan, the Company has completed the consultation process regarding the headquarters and has recorded a $14.4 million restructuring charge during fiscal 2003 for severance and contract termination costs. The Company expects the remaining consolidation and migration to be completed during fiscal 2004. The major components of the charge and the activity through March 29, 2003 were as follows:

(Dollars in thousands)	SEVERANCE AND TERMINATION BENEFITS	LEASE AND OTHER CONTRACT TERMINATION COSTS	TOTAL
FISCAL 2003 PROVISION	$ 11,876	$ 2,567	$ 14,443
FISCAL 2003 SPENDING	(3,777)	–	(3,777)
BALANCE AT MARCH 29, 2003	$ 8,099	$ 2,567	$ 10,666

Total severance and termination benefits as a result of this restructuring related to approximately 150 employees. Total cash outlays related to this plan of approximately $3.8 million have been paid through March 29, 2003. It is expected that this plan will be completed, and the remaining liabilities will be paid, in fiscal 2004.

2001 Operational Plan During the second quarter of fiscal 2001, we completed an internal operational review and formalized our plans to enhance the growth of our worldwide luxury retail business, to better manage inventory and to increase our overall profitability . The major initiatives of the 2001 Operational Plan included: refining our retail strategy; developing efficiencies in our supply chain; and consolidating corporate strategic business functions and internal processes. Costs associated with this aspect of the 2001 Operational Plan included lease and contract termination costs, store fixed asset writedowns and severance and termination benefits.

In connection with the implementation of the 2001 Operational Plan, we recorded a pre-tax restructuring charge of $128.6 million in our second quarter of fiscal 2001. This charge was subsequently adjusted for a $5.0 million reduction of liabilities in the fourth quarter of fiscal 2001 and a $16.0 million increase in the fourth quarter of fiscal 2002 for lease termination costs associated with the closure of our retail stores due to market factors that were less favorable than originally estimated. The major components of the charge and the activity through March 29, 2003, were as follows:

(Dollars in thousands)	SEVERANCE AND TERMINATION BENEFITS	ASSET WRITE DOWNS	LEASE AND CONTRACT TERMINATION COSTS	OTHER COSTS	TOTAL
2001 PROVISION	$ 7,947	$ 98,835	$ 15,638	$ 1,134	$ 123,554
2001 SPENDING	(5,005)	(98,835)	(11,469)	(352)	(115,661)
BALANCE AT MARCH 31, 2001	2,942	–	4,169	782	7,893
2002 SPENDING	(2,150)	–	(6,014)	(767)	(8,931)
ADDITIONAL PROVISION	–	–	16,000	–	16,000
BALANCE AT MARCH 30, 2002	792	–	14,155	15	14,962
2003 SPENDING	(792)	–	(9,004)	(15)	(9,811)
BALANCE AT MARCH 29, 2003	$ –	$ –	$ 5,151	$ –	$ 5,151

Total severance and termination benefits as a result of the 2001 Operational Plan related to approximately 550 employees, all of whom have been terminated. Total cash outlays related to the 2001 Operational Plan are expected to be approximately $40.7 million, $35.5 million of which have been paid through March 29, 2003, and subsequently in May 2003, an additional $4.6 million was settled. We completed the implementation of the 2001 Operational Plan in fiscal 2002 and expect to settle the remaining liabilities in fiscal 2004 or in accordance with contract terms.

1999 Restructuring Plan During the fourth quarter of fiscal 1999, we formalized our plans to streamline operations within our wholesale and retail operations and reduce our overall cost structure. The major initiatives of the 1999 Restructuring Plan included the following: an evaluation of our retail operations and site locations; the realignment and operational integration of our wholesale operating units; and the realignment and consolidation of corporate strategic business functions and internal processes.

In connection with the implementation of the 1999 Restructuring Plan, we recorded a pre-tax restructuring charge of $58.6 million in our fourth quarter of fiscal 1999. We completed the implementation of the 1999 Restructuring Plan in fiscal 2000 and have settled the remaining liabilities during fiscal 2003. The activity through March 29, 2003, was as follows:

(Dollars in thousands)	SEVERANCE AND TERMINATION BENEFITS	LEASE AND CONTRACT TERMINATION COSTS	OTHER COSTS	TOTAL
BALANCE AT APRIL 1, 2000	$ 7,265	$ 4,878	$ 140	$ 12,283
2001 SPENDING	(3,019)	(3,131)	(140)	(6,290)
BALANCE AT MARCH 31, 2001	4,246	1,747	–	5,993
2002 SPENDING	(2,790)	(521)	–	(3,311)
BALANCE AT MARCH 30, 2002	1,456	1,226	–	2,682
2003 SPENDING	(1,456)	(1,226)	–	(2,682)
BALANCE AT MARCH 29, 2003	$ –	$ –	$ –	$ –

Total cash outlays related to the 1999 Restructuring Plan were approximately $39.5 million, all of which have been paid through March 29, 2003.

10. INCOME TAXES

The components of the provision for income taxes were as follows:

FISCAL YEAR ENDED: (Dollars in thousands)	2003	2002	2001
CURRENT:			
FEDERAL	$ 77,299	$ 58,529	$ 27,984
STATE AND LOCAL	6,550	6,457	21,605
FOREIGN	7,401	17,297	12,533
	91,250	82,283	62,122
DEFERRED:			
FEDERAL	9,039	15,835	(11,689)
STATE AND LOCAL	(2,045)	4,672	(12,367)
FOREIGN	1,907	709	626
	8,901	21,216	(23,430)
	$ 100,151	$ 103,499	$ 38,692

The foreign and domestic components of income before provision for income taxes were as follows:

FISCAL YEAR ENDED: (Dollars in thousands)	2003	2002	2001
DOMESTIC	$ 190,167	$ 287,291	$ 127,071
FOREIGN	84,219	(11,292)	(29,117)
	$ 274,386	$ 275,999	$ 97,954

The deferred tax assets reflect the net tax effect of temporary differences, primarily net operating loss carryforwards, property and equipment and accounts receivable, between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The components of the net deferred tax assets at March 29, 2003 and March 30, 2002 were as follows:

FISCAL YEAR ENDED: (Dollars in thousands)	MARCH 29, 2003	MARCH 30, 2002
DEFERRED TAX ASSETS:		
NET OPERATING LOSS CARRYFORWARDS	$ 61,661	$ 33,390
PROPERTY AND EQUIPMENT	21,292	24,530
ACCOUNTS RECEIVABLE	6,805	5,233
UNIFORM INVENTORY CAPITALIZATION	4,986	6,219
DEFERRED COMPENSATION	8,955	9,206
RESTRUCTURING RESERVES	3,958	8,134
ACCRUED EXPENSES	1,513	1,900
OTHER	9,556	10,253
TOTAL DEFERRED TAX ASSET	118,726	98,865
LESS: VALUATION ALLOWANCE	44,580	23,761
NET DEFERRED TAX ASSET	74,146	75,104
DEFERRED TAX LIABILITIES:		
GOODWILL AND OTHER INTANGIBLES	(5,496)	(618)
FOREIGN REORGANIZATION COSTS	(2,743)	1,538
TOTAL DEFERRED TAX LIABILITY	(8,239)	920
NET DEFERRED TAX ASSET	$ 65,907	$ 76,024

We have available federal net operating loss carryforwards of approximately $11.5 million and state net operating loss carryforwards of approximately $243.7 million for tax purposes to offset future taxable income. The net operating loss carryforwards expire beginning in fiscal 2004. The utilization of the federal net operating loss carryforwards is subject to the limitations of Internal Revenue Code Section 382, which applies following certain changes in ownership of the entity generating the loss carryforward. As a result of the limitation of Section 382, we believe that approximately $3.3 million of the federal net operating loss carryforwards will expire and not be utilized. A valuation allowance has been recorded against such net operating losses.

Also, we have available additional state and foreign net operating loss carryforwards of approximately $2.5 million and $151.1 million for which no net deferred tax asset has been recognized. A full valuation allowance has been recorded since we do not believe that we will more likely than not be able to utilize these carryforwards to offset future taxable income. Subsequent recognition of a substantial portion of the deferred tax asset relating to these federal, state and foreign net operating loss carryforwards would result in a reduction of goodwill recorded in connection with acquisitions. Additionally, we have recorded a valuation allowance against certain other deferred tax assets relating to our foreign operations. Subsequent recognition of these deferred tax assets, as well as a portion of the foreign net operating loss carryforwards, would result in an income tax benefit in the year of such recognition.

Provision has not been made for United States or additional foreign taxes on approximately $103.0 million of undistributed earnings of foreign subsidiaries. Those earnings have been and will continue to be reinvested. These earnings could become subject to tax if they were remitted as dividends, if foreign earnings were lent to PRLC, a subsidiary or a United States affiliate of PRLC, or if the stock of the subsidiaries were sold. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practical. We believe that the amount of the additional taxes that might be payable on the earnings of foreign subsidiaries, if remitted, would be partially offset by United States foreign tax credits.

The historical provision for income taxes in fiscal 2003, 2002 and 2001 differs from the amounts computed by applying the statutory federal income tax rate to income before provision for income taxes due to the following:

FISCAL YEAR ENDED: (Dollars in thousands)	2003	2002	2001
PROVISION FOR INCOME TAXES AT STATUTORY FEDERAL RATE	$ 96,035	$ 96,600	$ 34,284
INCREASE (DECREASE) DUE TO:			
STATE AND LOCAL INCOME TAXES, NET OF FEDERAL BENEFIT	2,928	7,233	6,005
FOREIGN INCOME TAXES, NET	623	(7,308)	(2,499)
OTHER	565	6,974	902
	$ 100,151	$ 103,499	$ 38,692

11. FINANCING AGREEMENTS

In November 2002, we terminated both our 1997 bank credit facility and our 1999 senior bank credit facility and entered into a new credit facility. The 1997 bank credit facility provided for a $225.0 million revolving line of credit and matured on December 31, 2002, while the 1999 senior bank credit facility consisted of a $20.0 million revolving line of credit and an $80.0 million term loan, both of which were scheduled to mature on June 30, 2003. The new credit facility is with a syndicate of banks and consists of a $300.0 million revolving line of credit, subject to increase to $375.0 million, which is available for direct borrowings and the issuance of letters of credit. It will mature on November 18, 2005. As of March 29, 2003, we had $100.0 million outstanding under the new facility, which was the aggregate amount outstanding under the old facilities at the time of extinguishment; $50.0 million of which was repaid in April 2003 and the remaining $50.0 million is expected to be repaid in June 2003. Borrowings under this facility bear interest, at our option, at a rate equal to (i) the higher of the Federal Funds Effective Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of one percent, and the prime commercial lending rate of JP Morgan Chase Bank in effect from time to time, or (ii) the LIBO Rate (as defined) in effect from time to time, as adjusted for the Federal Reserve Board's Eurocurrency Liabilities maximum reserve percentages, and a margin based on our then current credit ratings. As of March 29, 2003, the margin was 0.75%.

Our 2002 bank credit facility requires that we maintain certain financial covenants:

- a minimum consolidated tangible net worth, and
- a maximum Adjusted Debt to EBITDAR (as such terms are defined in the credit facility) ratio.

The credit facility also contains covenants that, subject to specified exceptions, restrict our ability to:

- incur additional debt;
- incur liens and contingent liabilities;
- sell or dispose of our assets, including equity interests;
- merge with or acquire other companies, liquidate or dissolve;
- engage in businesses that are not a related line of business;
- make loans, advances or guarantees;
- engage in transactions with affiliates; and
- make investments.

Upon the occurrence of an event of default under the credit facility, the lenders may cease making loans, terminate the credit facility, and declare all amounts outstanding to be immediately due and payable. The credit facility specifies a number of events of default, many of which are subject to applicable grace or cure periods, including, among others, the failure to make timely principal and interest payments, to satisfy the covenants, or to maintain the required financial performance requirements described above. Additionally, the agreement provides that an event of default will occur if Mr. Ralph Lauren and related entities fail to maintain a specified minimum percentage of the voting power of our common stock. As of March 29, 2003, the Company was in compliance with all financial and non-financial debt covenants.

On November 22, 1999, we issued Euro 275.0 million of 6.125% Notes (Euro debt) due November 2006. The Euro debt is listed on the London Stock Exchange. The net proceeds from the Euro debt offering were $281.5 million based on the Euro exchange rate on the issuance date. A portion of the net proceeds from the issuance was used to finance the acquisition of stock and certain assets of Poloco while the remaining net proceeds were retained for general corporate purposes. Interest on the Euro debt is payable annually. During fiscal 2003 and 2002, we repurchased Euro 8.4 million and Euro 11.9 million of our outstanding Euro debt, or $7.7 million and $10.6 million, respectively, based on Euro exchange rates. The loss on this early extinguishment of debt was not material.

At March 29, 2003, we had $100.9 million outstanding in direct borrowings and $248.5 million outstanding in Euro debt based on the year end Euro exchange rate. We were also contingently liable for $19.1 million in outstanding letters of credit related primarily to commitments for the purchase of inventory. At March 30, 2002, we had $33.0 million outstanding in direct borrowings, $80.0 million outstanding under the term loan and $205.0 million outstanding in Euro debt based on the year end Euro exchange rate. The credit facilities bore interest primarily at the institution's prime rate. The weighted-average interest rate on borrowings was 5.4%, 5.9% and 6.3% in fiscal 2003, 2002 and 2001, respectively.

The carrying amounts of financial instruments reported in the accompanying consolidated balance sheets approximated their estimated fair values, except for the Euro debt, primarily due to either the short-term maturity of the instruments or their adjustable market rate of interest. The fair value of the Euro debt, net of discounts, was $252.4 million and $205.4 million as of March 29, 2003 and March 30, 2002, based on its quoted market price as listed on the London Stock Exchange.

12. FINANCIAL INSTRUMENTS

We enter into forward foreign exchange contracts as hedges relating to identifiable currency positions to reduce our risk from exchange rate fluctuations on inventory purchases. Gains and losses on these contracts are deferred and recognized as adjustments to the basis of those assets. At March 29, 2003, we had foreign exchange contracts outstanding to deliver $92.5 million in fiscal 2004 in exchange for Euro 87.1 million. The fair value of these contracts resulted in an unrealized loss of approximately $0.66 million at March 29, 2003. At March 30, 2002, we had foreign exchange contracts outstanding (i) to deliver Euro 39.3 million in fiscal 2003, in exchange for $34.6 million and (ii) to deliver 12.7 million British Pounds in fiscal 2003 in exchange for $18.0 million. The fair value of these contracts resulted in an unrealized gain of approximately $0.4 million at March 30, 2002.

In November 2002, the Company entered into forward contracts on 6.2 billion Japanese Yen that terminated in February 2003. These forward contracts were entered into to minimize the impact of foreign exchange fluctuations on the Japanese Yen purchase price in connection with the transactions described in Note 3. The forward contracts did not qualify for hedge accounting under SFAS No. 133 and as such the changes in the fair value of the contracts were recognized currently in earnings. In connection with accounting for these contracts during fiscal 2003, the Company recognized $2.4 million of foreign exchange gain on these forward contracts, included as a component of foreign currency losses (gains), in the accompanying consolidated statements of income.

In June 2002, we entered into a cross currency rate swap, which terminates in November 2006. The cross currency rate swap is being used to convert Euro 105.2 million, 6.125% fixed rate borrowings into $100.0 million, LIBOR plus 1.24% variable rate borrowings. We entered into the cross currency rate swap to minimize the impact of foreign exchange fluctuations in both principal and interest payments resulting from Euro debt, and to minimize the impact of changes in the fair value of the Euro debt due to changes in LIBOR, the benchmark interest rate. The swap has been designated as a fair value hedge under SFAS No. 133. Hedge ineffectiveness is measured as the difference between the respective gains or losses recognized in earnings from the changes in the fair value of the cross currency rate swap and the Euro debt, and was de minimis for the year ended March 29, 2003. In addition, we have designated a portion of our Euro debt as a hedge of our net investment in a foreign subsidiary. As a result, changes in the fair value of the Euro debt resulting from changes in the Eurodollar rate, which are attributable to the portion of debt that hedges our net investment, are reported net of income taxes, in accumulated other comprehensive loss (income) as an unrealized loss or gain on foreign currency hedges.

In April 1999, we entered into interest rate swap agreements with commercial banks which expire in 2003 to hedge against interest rate fluctuations. The swap agreements effectively convert borrowings under the 2002 bank credit facility from variable rate to fixed rate obligations. Under the terms of these agreements, we make payments at a fixed rate of 5.5% and receive payments from the counterparty based on the notional amount of $100.0 million at a variable rate based on LIBOR. The net interest paid or received on this arrangement is included in interest expense. The fair value of these agreements was based upon the estimated amount that we would have to pay to terminate the agreements, as determined by the financial institutions. The fair value of these agreements was an unrealized loss of $1.3 million at March 29, 2003, all of which is expected to be reclassified into earnings during fiscal 2004; and an unrealized loss of $2.6 million at March 30, 2002.

As of March 29, 2003 and March 30, 2002, the Company was party to the following contracts:

FISCAL YEAR ENDED:	MARCH 29, 2003		MARCH 30, 2002	
(Dollars in millions)	NOTIONAL	FAIR VALUE	NOTIONAL	FAIR VALUE
FOREIGN CURRENCY CONTRACTS	$ 92.5	$ (0.7)	$ 340.3	$ 10.0
CROSS CURRENCY SWAP CONTRACT	100.0	16.8	–	–
INTEREST RATE SWAP CONTRACTS	100.0	(1.3)	100.0	(2.6)

13. COMMITMENTS AND CONTINGENCIES

Leases We lease office, warehouse and retail space and office equipment under operating leases which expire through 2029. As of March 29, 2003, aggregate minimum annual rental payments under noncancelable operating leases with lease terms in excess of one year were payable as follows:

FISCAL YEAR ENDING: (Dollars in thousands)	
2004	$ 72,654
2005	69,690
2006	67,231
2007	61,447
2008	53,478
THEREAFTER	238,052
	$ 562,552

Rent expense charged to operations was $93.3 million, $83.2 million and $75.6 million, net of sub-lease income of $0.4 million and $2.2 million, in fiscal 2002 and 2001. Substantially all outlet and retail store leases provide for contingent rentals based upon sales and require us to pay taxes, insurance and occupancy costs. Certain rentals are based solely on a percentage of sales, and one significant lease requires a fair market value adjustment at January 1, 2004. Contingent rental charges included in rent expense were $6.9 million, $6.2 million and $6.1 million in fiscal 2003, 2002 and 2001.

Employment Agreements We are party to employment agreements with certain executives which provide for compensation and certain other benefits. The agreements also provide for severance payments under certain circumstances.

Acquisitions See Note 3 for information regarding contingent payments related to acquisitions made by the Company.

Concentration of Credit Risk We sell our merchandise primarily to major upscale department stores across the United States and extend credit based on an evaluation of the customer's financial condition generally without requiring collateral. Credit risk is driven by conditions or occurrences within the economy and the retail industry and is principally dependent on each customer's financial condition. A decision by the controlling owner of a group of stores or any substantial customer to decrease the amount of merchandise purchased from us or to cease carrying our products could have a material adverse effect. We had three customers who in aggregate constituted approximately 30% and 35% of trade accounts receivable outstanding at March 29, 2003 and March 30, 2002.

We had three significant customers who accounted for approximately 7%, 5% and 5% each of net sales, in fiscal 2003. We had three significant customers who accounted for approximately 10%, 9% and 9% each of net sales in fiscal 2002, and for approximately 11%, 10% and 10% each of net sales in fiscal 2001. Additionally, we had four significant licensees who in aggregate constituted approximately 51%, 55% and 53% of licensing revenue in fiscal 2003, 2002 and 2001.

We monitor credit levels and the financial condition of our customers on a continuing basis to minimize credit risk. We believe that adequate provision for credit loss has been made in the accompanying consolidated financial statements.

We are also subject to concentrations of credit risk with respect to our cash and cash equivalents, marketable securities, cross currency swap agreement, interest rate swap agreements and forward foreign exchange contracts which we attempt to minimize by entering into these arrangements with major banks and financial institutions and investing in high-quality instruments. We do not expect any counterparties to fail to meet their obligations.

Declaration of Dividend On May 20, 2003, the Board of Directors declared a regular quarterly cash dividend of $0.05 per share, or $0.20 per share on an annual basis, on Polo Ralph Lauren common stock. The dividend is payable to shareholders of record at the close of business on June 27, 2003 and will be paid on July 11, 2003.

Legal Matters The Company is a party to several pending legal proceedings and claims. Although the outcome of such actions cannot be determined with certainty, management is of the opinion that the final outcome should not have a material adverse effect on the Company's results of operations or financial position. See Note 18 for discussion of significant legal proceedings.

Licensing Commitments As a result of the failure of Jones Apparel Group, including its subsidiaries, (Jones) to meet the minimum sales volumes for the year ended December 31, 2002, under the license agreements for the sale of products under the "Ralph" trademark between us and Jones dated May 11, 1998, these license agreements will terminate as of December 31, 2003. We have advised Jones that the termination of these licenses will automatically result in the termination of the licenses between us and Jones with respect to the "Lauren" trademark pursuant to the Cross Default and Term Extension Agreement, between us and Jones dated May 11, 1998. The Lauren license agreements would otherwise expire on December 31, 2006. The royalties that we received pursuant to the "Lauren" license agreements and "Ralph" license agreements represented revenues in fiscal 2003 of approximately $37.4 million and $5.3 million, respectively. Jones has reported that net sales of Lauren and Ralph products for the year ended December 31, 2002 were $548.0 million and $37.0 million, respectively. See Note 20 for an update on this matter.

Other Commitments The Company is not party to any off-balance sheet transactions or unconsolidated special purpose entities for any of the periods presented herein.

14. COMMON STOCK

All of our outstanding Class B common stock is owned by Mr. Ralph Lauren and related entities and all of our outstanding Class C common stock is owned by certain investment funds affiliated with The Goldman Sachs Group, Inc. (GS Group). Shares of Class B common stock are convertible at any time into shares of Class A common stock on a one-for-one basis and may not be transferred to anyone other than affiliates of Mr. Lauren. Shares of Class C common stock are convertible at any time into shares of Class A common stock on a one-for-one basis and may not be transferred to anyone other than members of the GS Group. During fiscal 2003, 11.0 million shares of Class C common stock were converted into Class A common stock and sold in a secondary stock offering. The holders of Class A common stock generally have rights identical to holders of Class B common stock and Class C common stock, except that holders of Class A common stock and Class C common stock are entitled to one vote per share and holders of Class B common stock are entitled to 10 votes per share. Holders of all classes of common stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval except for the election and the removal of directors and as otherwise required by applicable law.

15. STOCK INCENTIVE PLANS

On June 9, 1997, our Board of Directors adopted the 1997 Long-Term Stock Incentive Plan (Stock Incentive Plan). The Stock Incentive Plan authorizes the grant of awards to any officer or other employee, consultant to, or director with respect to a maximum of 10.0 million shares of our Class A common stock (Shares), subject to adjustment to avoid dilution or enlargement of intended benefits in the event of certain significant corporate events, which awards may be made in the form of: (i) nonqualified stock options; (ii) stock options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code; (iii) stock appreciation rights; (iv) restricted stock and/or restricted stock units; (v) performance awards; and (vi) other stock-based awards. On June 13, 2000, our Board of Directors increased the maximum number of Shares that can be granted under the Stock Incentive Plan to 20.0 million shares, which was approved by the stockholders on August 17, 2000. At March 29, 2003, we had 6.8 million Shares reserved for issuance under this plan.

On June 9, 1997, our Board of Directors adopted the 1997 Stock Option Plan for Non-Employee Directors (Non-Employee Directors Plan). Under the Non-Employee Directors Plan, grants of options to purchase up to 500,000 Shares may be granted to non-employee directors. In fiscal 2003, 2002 and 2001, our Board of Directors granted options to purchase 18,000, 27,000 and 12,250 Shares with exercise prices equal to the stock's fair market value on the date of grant. At March 29, 2003, we had 381,500 shares reserved for issuance under this plan.

Stock options were granted under the plans with an exercise price equal to the stock's fair market value on the date of grant. These options vest in equal installments primarily over two years for officers and other key employees and over three years for all remaining employees and non-employee directors. The options expire 10 years from the date of grant. Stock option activity for the Stock Incentive Plan and Non-Employee Directors Plan in fiscal 2003, 2002 and 2001 was as follows:

(Shares in thousands)	NUMBER OF SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
BALANCE AT APRIL 1, 2000	7,250	$ 23.77
GRANTED	2,831	14.73
EXERCISED	(449)	22.95
FORFEITED	(764)	22.00
BALANCE AT MARCH 31, 2001	8,868	$ 20.79
GRANTED	2,468	26.59
EXERCISED	(1,155)	21.20
FORFEITED	(709)	21.75
BALANCE AT MARCH 30, 2002	9,472	$ 22.16
GRANTED	2,665	23.72
EXERCISED	(424)	18.21
FORFEITED	(945)	23.60
BALANCE AT MARCH 29, 2003	10,768	$ 21.75

Additional information relating to options outstanding as of March 29, 2003, was as follows:

RANGE OF EXERCISE PRICES	NUMBER OF SHARES OUTSTANDING (in thousands)	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE OF OPTIONS OUTSTANDING	NUMBER OF SHARES EXERCISABLE (in thousands)	WEIGHTED-AVERAGE EXERCISE PRICE OF EXERCISABLE OPTIONS
$13.94 - $17.06	1,791	7.2	$ 14.43	1,093	$ 14.47
$17.13 - $19.56	1,978	6.9	18.84	1,520	19.01
$20.19 - $25.69	2,231	9.0	24.46	150	22.43
$26.00 - $29.91	4,768	6.1	26.71	3,412	26.70
	10,768	7.0	$ 21.75	6,175	$ 22.54

In July 2002, 300,000 Shares of restricted stock were granted under the Stock Incentive Plan. These Shares are subject to restrictions on transfer and the risk of forfeiture until earned, and vest as follows: 20% on each of the first five anniversaries of the grant date. The unearned compensation is being amortized over a period equal to the anticipated vesting.

In April 2000, 118,299 Shares of restricted stock were granted under the Stock Incentive Plan. These shares are subject to restrictions on transfer and the risk of forfeiture until earned, and vest as follows: 25% each on the second, third, fourth and fifth anniversaries of the grant date. The unearned compensation is being amortized over a period equal to the anticipated vesting.

In March 1998, our Board of Directors authorized the repurchase, subject to market conditions, of up to $100.0 million of our Shares. Share repurchases were made in the open market over the two-year period which commenced April 1, 1998. The Board of Directors authorized the extension of the stock repurchase program through March 31, 2004. Shares acquired under the repurchase program will be used for stock option programs and for other corporate purposes. The repurchased shares have been accounted for as treasury stock at cost. As of March 29, 2003, we had repurchased 4,105,932 Shares at an aggregate cost of $77.9 million.

16. EMPLOYEE BENEFITS

Profit Sharing Retirement Savings Plans We sponsor two defined contribution benefit plans covering substantially all eligible United States employees not covered by a collective bargaining agreement. The plans include a savings plan feature under Section 401(k) of the Internal Revenue Code. We make discretionary contributions to the plans and contribute an amount equal to 50% of the first 6% of an employee's contribution. Under the terms of the plans, a participant is 100% vested in our matching and discretionary contributions after five years of credited service. Contributions under these plans approximated $3.1 million, $6.0 million and $7.4 million in fiscal 2003, 2002 and 2001, respectively.

Supplemental Retirement Plan The Company has a non-qualified supplemental retirement plan for certain highly compensated employees whose benefits under the 401(k) profit sharing retirement savings plans are expected to be constrained by the operation of certain Internal Revenue Code limitations. These supplemental benefits vest over time and the compensation expense related to these benefits is recognized over the vesting period. The amounts accrued under these plans were $16.0 million and $14.1 million at March 29, 2003, and March 30, 2002, and are reflected in other noncurrent liabilities in the accompanying consolidated balance sheets. Total compensation expense related to these benefits was $1.4 million, $2.9 million and $2.5 million in fiscal 2003, 2002 and 2001, respectively. This liability is partially funded through whole-life policies, which had cash surrender values of $11.8 million and $11.0 million at March 29, 2003, and March 30, 2002, and are reflected in other assets in the accompanying balance sheets.

Deferred Compensation We have deferred compensation arrangements for certain key executives which generally provide for payments upon retirement, death or termination of employment. The amounts accrued under these plans were $4.6 million and $6.2 million at March 29, 2003, and March 30, 2002, and are reflected in other noncurrent liabilities in the accompanying consolidated balance sheets. Total compensation expense related to these compensation arrangements was $0.7 million each for fiscal 2003, 2002 and 2001. We fund a portion of these obligations through the establishment of trust accounts on behalf of the executives participating in the plans. The trust accounts are reflected in other assets in the accompanying consolidated balance sheets.

Union Pension We participate in a multi-employer pension plan and are required to make contributions to the Union of Needletrades Industrial and Textile Employees (Union) for dues based on wages paid to union employees. A portion of these dues is allocated by the Union to a retirement fund which provides defined benefits to substantially all unionized workers. We do not participate in the management of the plan and have not been furnished with information with respect to the type of benefits provided, vested and nonvested benefits or assets.

Under the Employee Retirement Income Security Act of 1974, as amended, an employer, upon withdrawal from or termination of a multi-employer plan, is required to continue funding its proportionate share of the plan's unfunded vested benefits. Such withdrawal liability was assumed in conjunction with the acquisition of certain assets from a nonaffiliated licensee. We have no current intention of withdrawing from the plan.

17. SEGMENT REPORTING

The Company operates in three business segments: wholesale, retail and licensing. Our reportable segments are individual business units that either offer different products and services, or are managed separately since each segment requires different strategic initiatives, promotional campaigns, marketing and advertising, based upon its own individual positioning in the market. Additionally, these segments reflect the reporting basis used internally by senior management to evaluate performance and the allocation of resources.

Our wholesale segment consists of two operating units: Polo Brands and Collection Brands. Each unit designs, sources, markets and distributes discrete brands. Both units primarily sell products to major department and specialty stores and to our owned and licensed retail stores.

The retail segment operates two types of stores: outlet and full-price stores. The stores sell our products purchased from our wholesale segment, our licensees and our suppliers.

The licensing segment, which consists of product, international and home, generates revenues from royalties through its licensing alliances. The licensing agreements grant the licensee rights to use our various trademarks in connection with the manufacture and sale of designated products in specified geographical areas.

The accounting policies of the segments are consistent with those described in Note 1. Intersegment sales and transfers are recorded at cost and treated as a transfer of inventory. All intercompany revenues and profits or losses are eliminated in consolidation. We do not review these sales when evaluating segment performance. We evaluate each segment's performance based upon income or loss from operations before interest, foreign currency gains and losses, restructuring charges and income taxes. Corporate overhead expenses are allocated to each segment based upon each segment's usage of corporate resources.

Our net revenues, income from operations, depreciation and amortization expense and capital expenditures for fiscal 2003, 2002 and 2001, and total assets as of March 29, 2003, March 30, 2002 and March 31, 2001, for each segment were as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEAR ENDED: (Dollars in thousands)	2003	2002	2001
NET REVENUES:			
WHOLESALE	$ 1,187,363	$ 1,198,060	$ 1,053,842
RETAIL	1,001,958	924,273	928,577
LICENSING	250,019	241,374	243,355
	$ 2,439,340	$ 2,363,707	$ 2,225,774
INCOME FROM OPERATIONS:			
WHOLESALE	$ 124,476	$ 158,401	$ 127,040
RETAIL	40,366	18,799	27,710
LICENSING	138,018	132,012	145,598
	302,860	309,212	300,348
LESS: UNALLOCATED RESTRUCTURING CHARGE	14,443	16,000	183,127
	$ 288,417	$ 293,212	$ 117,221
DEPRECIATION AND AMORTIZATION EXPENSE:			
WHOLESALE	$ 30,454	$ 33,246	$ 31,642
RETAIL	37,118	37,877	35,896
LICENSING	11,073	12,796	11,061
	$ 78,645	$ 83,919	$ 78,599
CAPITAL EXPENDITURES:			
WHOLESALE	$ 32,020	$ 48,829	$ 20,957
RETAIL	35,693	19,182	57,836
LICENSING	5,587	4,571	6,217
CORPORATE	25,364	15,426	20,160
	$ 98,664	$ 88,008	$ 105,170

FISCAL YEAR ENDED: (Dollars in thousands)	MARCH 29, 2003	MARCH 30, 2002	MARCH 31, 2001
TOTAL ASSETS:			
WHOLESALE	$ 766,460	$ 591,680	$ 604,834
RETAIL	476,314	534,036	528,836
LICENSING	157,946	161,912	154,714
CORPORATE	638,102	461,869	337,709
	$ 2,038,822	$ 1,749,497	$ 1,626,093

Our net revenues for fiscal 2003, 2002 and 2001, and our long-lived assets as of March 29, 2003 and March 30, 2002 by geographic location were as follows:

FISCAL YEAR ENDED: (Dollars in thousands)	2003	2002	2001
NET REVENUES:			
UNITED STATES AND CANADA	$ 1,916,096	$ 1,919,587	$ 1,952,156
EUROPE	458,627	358,382	219,526
OTHER REGIONS	64,617	85,738	54,092
	$ 2,439,340	$ 2,363,707	$ 2,225,774

FISCAL YEAR ENDED: (Dollars in thousands)	MARCH 29, 2003	MARCH 30, 2002
LONG-LIVED ASSETS:		
UNITED STATES AND CANADA	$ 312,467	$ 324,278
EUROPE	41,472	18,845
OTHER REGIONS	1,057	713
	$ 354,996	$ 343,836

18. LEGAL PROCEEDINGS

On September 18, 2002, an employee at one of the Company's stores filed a lawsuit against Polo Retail, LLC and the Company in the United States District Court for the District of Northern California alleging violations of California antitrust and labor laws. The plaintiff purports to represent a class of employees who have allegedly been injured by a requirement that certain retail employees purchase and wear Company apparel as a condition of their employment. The complaint, as amended, seeks an unspecified amount of actual and punitive damages, disgorgement of profits and injunctive and declaratory relief. The Company answered the amended complaint on November 4, 2002. A hearing on cross motions for summary judgment on the issue of whether the Company's policies violated California law has been scheduled for August 14, 2003, and the motions are expected to be filed in June or July.

On April 14, 2003, a second putative class action was filed in the San Francisco Superior Court. This suit, brought by the same attorneys, alleges near identical claims to these in the Federal class action. The class representatives consist of former employees and the plaintiff in the Federal Court action. Defendants in this class action include the Company, Polo Retail, LLC, Fashions Outlet of America, Inc., Polo Retail, Inc., San Francisco Polo, Ltd. as well as a non-Polo corporate defendant and two current managers. As in the Federal action, the complaint seeks an unspecified amount of action and punitive, restitution of monies spent, and declaratory relief. The Company intends to file a motion to stay the state court class action pending resolution of the Federal class action.

In January 1999, two actions were filed in California naming as defendants more than a dozen United States-based companies that, at the time, sourced apparel garments from Saipan (Commonwealth of the Northern Mariana Islands) and a large number of Saipan-based factories. The actions asserted that the Saipan factories engaged in unlawful practices relating to the recruitment and employment of foreign workers, and that the apparel companies, by virtue of their alleged relationships with the factories, had violated various federal and state laws.

One action, filed in California Superior Court in San Francisco by a union and three public interest groups, alleged unfair competition and false advertising and equitable relief, unspecified amounts for restitution and disgorgement of profits, interest and an award of attorneys' fees. The second, filed in Federal Court for the Central District of California and subsequently transferred first to the United States District Court for the District of Hawaii and then to the United States District Court in Saipan, was brought on behalf of a purported class consisting of the Saipan factory workers. It alleged claims under the Federal civil RICO statute, Federal peonage and involuntary servitude laws, the Alien Tort Claims Act, and state tort law, and sought equitable relief and unspecified damages, including treble and punitive damages, interest and an award of attorneys' fees.

Although we were not named as a defendant in these suits, we source products in Saipan, and counsel for the plaintiffs in these actions informed us that we were a potential defendant in these or similar actions. Together with some other potential defendants, we entered into an agreement to settle any claims for nonmaterial consideration.

As part of the settlement, we were named as a defendant, along with certain other apparel companies, in a State Court action in California styled Union of Needletrades Industrial and Textile Employees, et al. v. Brylane, L.P., et al., in the San Francisco County Superior Court, and in a Federal Court action styled Doe I., et al. v. Brylane, L.P., et al. in the United States District Court for the District of Hawaii, that mirrored portions of the larger State and Federal Court actions but did not include RICO and certain of the other claims alleged in those actions. The California action was subsequently dismissed as part of the settlement, and the Federal Court action was transferred to the United States District Court in Saipan. On April 23, 2003, the Federal Court gave final approval of the settlement and dismissed the claims of the settlement class members against the Company with prejudice.

On October 1, 1999, we filed a lawsuit against the United States Polo Association Inc., Jordache, Ltd. and certain other entities affiliated with them, alleging that the defendants were infringing on our famous trademarks. This lawsuit continues to proceed as both sides are awaiting the court's decision on various motions. In connection with this lawsuit, on July 19, 2001, the United States Polo Association and Jordache filed a lawsuit against us in the United States District Court for the Southern District of New York. This suit, which is effectively a counterclaim by them in connection with the original trademark action, asserts claims related to our actions in connection with our pursuit of claims against the United States Polo Association and Jordache for trademark infringement and other unlawful conduct. Their claims stem from our contacts with the United States Polo Association's and Jordache's retailers in which we informed these retailers of our position in the original trademark action. The United States Polo Association and Jordache seek $50.0 million in compensatory damages and $50.0 million in punitive damages from us. This new suit has been consolidated with the original trademark action for purposes of discovery and trial. We believe that the United States Polo Association's and Jordache's claims are substantially without merit and intend to pursue our claims and defend against those of the United States Polo Association and Jordache vigorously.

See Note 20 for update of Jones matter described in "Licensing Commitments" within Note 13.

We are otherwise involved from time to time in legal claims involving trademark and intellectual property, licensing, employee relations and other matters incidental to our business. We believe that the resolution of these other matters currently pending will not individually or in aggregate have a material adverse effect on our financial condition or results of operations.

19. QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of certain unaudited quarterly financial information for fiscal 2003 and 2002 (see Note 1 "Consolidation of European Entities — Change in Reporting Period"):

FISCAL 2003 (Dollars in thousands, except per share data)	JUNE 29, 2002	SEPT. 28, 2002	DEC. 28, 2002	MAR. 29, 2003
NET REVENUES	$ 467,000	$ 640,839	$ 639,170	$ 692,331
GROSS PROFIT	232,604	321,266	307,910	345,821
NET INCOME	6,460	51,744	42,812	73,219
NET INCOME PER SHARE–				
BASIC	$ 0.07	$ 0.53	$ 0.44	$ 0.74
DILUTED	0.07	0.52	0.43	0.74
SHARES OUTSTANDING–BASIC	98,161	98,301	98,412	98,450
SHARES OUTSTANDING–DILUTED	99,333	99,319	99,311	99,343

FISCAL 2002 (Dollars in thousands, except per share data)	JUNE 30, 2001	SEPT. 29, 2001	DEC. 29, 2001	MAR. 30, 2002
NET REVENUES	$ 517,829	$ 595,695	$ 617,095	$ 633,088
GROSS PROFIT	262,361	285,640	287,009	311,793
NET INCOME	31,051	47,810	45,614	48,025
NET INCOME PER SHARE–				
BASIC	$ 0.32	$ 0.49	$ 0.47	$ 0.49
DILUTED	0.32	0.49	0.46	0.48
SHARES OUTSTANDING–BASIC	97,109	97,437	97,506	97,814
SHARES OUTSTANDING–DILUTED	98,493	98,483	98,504	99,146

20. SUBSEQUENT EVENTS

On June 3, 2003, Jones filed a lawsuit against us in the Supreme Court of the State of New York alleging among other things that we breached our agreements with Jones with respect to the "Lauren" trademark by asserting our rights pursuant to the Cross Default and Term Extension Agreement and that we induced Ms. Jackwyn Nemerov, the former President of Jones, to breach the non-compete and confidentiality clauses in Ms. Nemerov's employment agreeement with Jones. Jones has indicated that it will treat the Lauren license agreements as terminated as of December 31, 2003. Jones is seeking compensatory damages of $550.0 million as well as punitive damages and to enforce the provisions of Ms. Nemerov's agreement. If Jones' lawsuit were to be determined adversely to us, it could have a material adverse effect on our results of operations and financial condition; however, we believe that the lawsuit is without merit and that we will prevail. Also on June 3, 2003, we filed a lawsuit against Jones in the Supreme Court of the State of New York seeking among other things an injunction and a declaratory judgment that the Lauren license agreements terminate as of December 31, 2003 pursuant to the terms of the Cross Default and Term Extension Agreement. The Company is preparing to begin production and marketing of the Lauren and Ralph lines with shipments beginning in January 2004.

SELECTED FINANCIAL DATA

FISCAL YEAR ENDED[1]: (Dollars in thousands, except share and per share data)	MARCH 29, 2003	MARCH 30, 2002	MARCH 31, 2001	APRIL 1, 2000	APRIL 3, 1999
STATEMENTS OF INCOME:					
NET SALES	$ 2,189,321	$ 2,122,333	$ 1,982,419	$ 1,719,226	$ 1,518,850
LICENSING REVENUE	250,019	241,374	243,355	236,302	208,009
NET REVENUES	2,439,340	2,363,707	2,225,774	1,955,528	1,726,859
COST OF GOODS SOLD	1,231,739	1,216,904	1,162,727	1,002,390	904,586
GROSS PROFIT	1,207,601	1,146,803	1,063,047	953,138	822,273
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	904,741	837,591	822,272	689,227	608,128
RESTRUCTURING CHARGE	14,443	16,000	123,554	–	58,560
INCOME FROM OPERATIONS	288,417	293,212	117,221	263,911	155,585
FOREIGN CURRENCY LOSSES (GAINS)	529	(1,820)	(5,846)	–	–
INTEREST EXPENSE	13,502	19,033	25,113	15,025	2,759
INCOME BEFORE PROVISION FOR INCOME TAXES AND CHANGE IN ACCOUNTING PRINCIPLE	274,386	275,999	97,954	248,886	152,826
PROVISION FOR INCOME TAXES	100,151	103,499	38,692	101,422	62,276
INCOME BEFORE CHANGE IN ACCOUNTING PRINCIPLE	174,235	172,500	59,262	147,464	90,550
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF TAXES	–	–	–	3,967 [2]	–
NET INCOME	$ 174,235	$ 172,500	$ 59,262	$ 143,497	$ 90,550
INCOME PER SHARE BEFORE CHANGE IN ACCOUNTING PRINCIPLE–BASIC	$ 1.77	$ 1.77	$ 0.61	$ 1.49	$ 0.91
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET PER SHARE	–	–	–	0.04	–
NET INCOME PER SHARE–BASIC	$ 1.77	$ 1.77	$ 0.61	$ 1.45	$ 0.91
INCOME PER SHARE BEFORE CHANGE IN ACCOUNTING PRINCIPLE–DILUTED	$ 1.76	$ 1.75	$ 0.61	$ 1.49	$ 0.91
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET PER SHARE	–	–	–	0.04	–
NET INCOME PER SHARE–DILUTED	$ 1.76	$ 1.75	$ 0.61	$ 1.45	$ 0.91
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING–BASIC	98,330,626	97,470,342	96,773,282	98,926,993	99,813,328
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING–DILUTED	99,263,054	98,522,718	97,446,482	99,035,781	99,972,152

(Dollars in thousands)	MARCH 29, 2003	MARCH 30, 2002	MARCH 31, 2001	APRIL 1, 2000	APRIL 3, 1999
BALANCE SHEET DATA:					
CASH AND CASH EQUIVALENTS	$ 343,606	$ 244,733	$ 102,219	$ 164,571	$ 44,458
WORKING CAPITAL	665,660	616,286	462,144	446,663	331,482
INVENTORIES	363,771	349,818	425,594	390,953	376,860
TOTAL ASSETS	2,038,822	1,749,497	1,626,093	1,620,562	1,104,584
TOTAL DEBT	349,437	318,402	383,100	428,838	159,717
STOCKHOLDERS' EQUITY	1,208,767	998,195	809,309	772,437	658,905

(1) All periods presented represent a 52-week year, except fiscal 1999, which represents a 53-week year.
(2) The fiscal 2000 change in accounting principle relates to the Company's change in accounting for start-up activities.

BOARD OF DIRECTORS AND MANAGEMENT

BOARD OF DIRECTORS

RALPH LAUREN
Chairman and Chief Executive Officer
Polo Ralph Lauren Corporation

ARNOLD H. ARONSON
Senior Advisor
Kurt Salmon Associates

FRANK A. BENNACK, JR.
Chairman of the Executive Committee and
Vice Chairman of the Board of Directors
The Hearst Corporation

DR. JOYCE F. BROWN
President
Fashion Institute of Technology

ROGER N. FARAH
President and Chief Operating Officer
Polo Ralph Lauren Corporation

JOEL L. FLEISHMAN
Professor of Law and Public Policy Studies
Duke University

RICHARD A. FRIEDMAN
Managing Director
Goldman, Sachs & Co.

F. LANCE ISHAM
Vice Chairman
Polo Ralph Lauren Corporation

JUDITH A. McHALE
President and Chief Operating Officer
Discovery Communications, Inc.

TERRY S. SEMEL
Chairman and Chief Executive Officer
Yahoo! Inc.

CORPORATE OFFICERS

RALPH LAUREN
Chairman and Chief Executive Officer

F. LANCE ISHAM
Vice Chairman

ROGER N. FARAH
President and Chief Operating Officer

GERALD M. CHANEY
Senior Vice President of Finance and
Chief Financial Officer

MITCHELL A. KOSH
Senior Vice President
Human Resources

SENIOR MANAGEMENT

BRIDGET RYAN BERMAN
Group President
Polo Ralph Lauren Retail

BUFFY BIRRITTELLA
Executive Vice President
Women's Design and Advertising

CHARLES E. FAGAN
Executive Vice President
Global Retail Brand Development

JUDITH S. FORMICHELLA
Senior Vice President
Chief Information Officer

JAMES D. GUNDELL
President
Factory Store Concepts

JOY HERFEL
President
Polo Ralph Lauren Menswear

DAVID LAUREN
Senior Vice President
Advertising, Marketing and Corporate Communications

JEROME LAUREN
Executive Vice President
Men's Design

RUSS G. LoCURTO
Senior Vice President
Global Logistics

JOHN MEHAS
President and Chief Executive Officer
Club Monaco

WAYNE T. MEICHNER
President
Polo Retail Corporation

JEFFREY D. MORGAN
President
Ralph Lauren Media Group

NANCY E.S. MURRAY
Senior Vice President
Corporate Affairs

ALFREDO V. PAREDES
Executive Vice President
Global Creative Services, Polo Store Development
and Home Collection Design Studio

KENNETH J. ROOD
President
Ralph Lauren Home

CHERYL L. STERLING-UDELL
President
Ralph Lauren Womenswear

NANCY VIGNOLA
President
New Business Development

DOUGLAS L. WILLIAMS
Group President

CORPORATE OFFICES

650 MADISON AVENUE
NEW YORK, NY 10022
(212)318.7000

INVESTOR RELATIONS

650 MADISON AVENUE
NEW YORK, NY 10022
(212)813.7862

Polo Ralph Lauren Corporation's Class A Common Stock is listed on the New York Stock Exchange.
TICKER SYMBOL: RL

ANNUAL MEETING

AUGUST 14, 2003, 9:30 A.M.
ST. REGIS HOTEL
2 EAST 55TH STREET
NEW YORK, NY 10022

REGISTRAR AND TRANSFER AGENT

THE BANK OF NEW YORK
101 BARCLAY STREET
NEW YORK, NY 10286
(800) 524.4458

INDEPENDENT AUDITORS

DELOITTE & TOUCHE LLP

EAI/eai-atl.com